85974 DC

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06022833



January 18, 2006

R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-18-2006

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

Dear Mr. Smith:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Ryland by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated December 22, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Jon F. Walters
Trustee
Trust for the International Brotherhood
of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001



DLA PIPER RUDNICK GRAY CARY


SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH, D.C. 185 SECTION

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 **F** 410.580.3266

VIA UPS

December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland's Board of Directors to seek shareholder approval of any future extraordinary retirement benefits.

On November 10, 2005, Ryland received the Proposal via facsimile. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.


DLA PIPER RUDNICK
GRAY CARY

The resolution of the Proposal reads as follows:

RESOLVED: that the shareholders of Ryland Group (the "Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present values of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

The Proposal is so Vague and Impermissibly Indefinite that the Proposal May be Excluded Under Rule 14a-8(i)(3).

A. Background and Interpretation

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has repeatedly found proposals misleading under Rule 14a-9, and thus properly excludable under Rule 14a-8(i)(3). Shareholder proposals which are so vague and indefinite that shareholders voting upon the proposals would not be able to determine with reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented are excludable under Rule 14a-8(i)(3). Such proposals are properly omitted from proxy materials given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by the shareholders at the time their votes were cast. See e.g., Woodward Governor Company (Nov. 26, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for executive compensation for upper management to be based on stock growth); General Electric Company (Feb. 5, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for senior executive and director compensation to not exceed 25 times the average wage of hourly employees); General Electric Company (Jan. 23, 2003)(granting relief to exclude proposal under 14a-8(i)(3) for seeking cap on "salaries and benefits" for GE officers and directors); Philadelphia Electric Company (July 30, 1992)(granting relief to exclude the proposal under rule 14a-8(c)(3) because the proponent requested a shareholder committee to consider a plan "that will in some measure equate with the gratuities bestowed on management, directors and other employees.").

In Staff Legal Bulletin No. 14B, (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its interpretative position of Rule 14a-8(i)(3) by focusing on the recent trend of companies attempting to expand the (i)(3) exclusion beyond its original intent and applying it to even small


DLA PIPER RUDNICK
GRAY CARY

immaterial portions of proposals. The Staff affirmed, however, that it would continue to allow the omission of overly vague and indefinite proposals.

In accordance with SLB 14B, Ryland seeks exclusion of this Proposal for one of the four express reasons described as a position consistent with the Staff's intended application of Rule 14a-8(i)(3). In pertinent part, SLB 14B states that Rule 14a-8(i)(3) may be appropriate where:

- The resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement , when read together, have the same result . . . .

The procedures for implementing the Proposal is so vague that Ryland would be unable to determine exactly what actions or measures the Proposal requires.

B. The Proposal's Procedures for Implementation are Vague

The Resolution requests the Board submit for shareholder approval any future severance agreement with a senior executive that exceeds 2.99 times sum of executives' base salary plus bonus. Based on this language alone, however, the Company is unsure what timeframe to use to calculate the threshold amount of compensation per senior executive. In other words, for a senior executive who is entering into a severance agreement, is the amount based on:

- the current year's base salary and bonus;
- the last year's base salary and bonus before the severance is to be paid;
- a moving average of the prior three fiscal years' base salary and bonus; or
- an average of the senior executive's base salary and bonus for his or her entire tenure at the Company.

As can be seen by these various timeframe scenarios, the 2.99 times limit could vary greatly depending on the interpretation of the measuring period. A senior executive who has been at the Company for any extended period of time is like to have a significant range in salary and bonus. Bonus in particular is a variable amount depending on many factors, including Company performance. Implementing the Proposal should not resemble throwing darts at a wall. Without any guidance on the intended procedures for calculating this 2.99 times base and bonus, shareholders are left to wonder what they are voting on and the Company is left to wonder how to implement such an overly vague Proposal.


DLA PIPER RUDNICK
GRAY CARY

In addition, the Proposal indicates that it will only apply to future severance agreements and defines those agreements to include essentially all compensation arrangements, including retirement agreements and modifications of existing agreements. Benefits are defined to include retirement payments as well as other forms of compensation. What the Proposal does not address is how to reconcile these provisions with existing agreements. For example, an executive may have an existing agreement which already calls for total payments in excess of 2.99 times any recent compensation amount (in fact this would not be unusual for a long-time executive who has a retirement arrangement with the Company). If that executive then enters into a new agreement, the Proposal would seem to suggest that shareholder approval would then be required because the executive already is over the 2.99 times threshold. Is it somehow intended that this approval apply to existing as well as future obligations? And does this then preclude the Company from making any modifications or changes to existing agreements even if they do not impact severance or retirement amounts? In our judgment, it is not clear from the Proposal what is the intended result.

In International Business Machines Corp. (Feb. 2, 2005) ("IBM"), the proponent submitted a proposal calling for the officers and directors responsible for a reduced dividend payout to be treated like shareholders and have their pay reduced to the level prevailing in 1993 when the change in dividend occurred. The Staff granted relief to exclude the entire proposal under Rule 14a-8(i)(3) as too vague and indefinite. Similarly, without a timeframe specified in the Proposal, the same arguments as to what salaries to cut would apply to Ryland's future severance agreements. In IBM, the company questioned how to reduce the salaries of those officers and directors who were not with IBM back in 1993 or only recently joined IBM and had nothing to do with the dividend rate cut of 1993. As was the case in IBM, without clear guidance on how to implement a proposal other than a best-guess approach, the subject matter of the proposal is irrelevant.

Here, without any description in the resolution or supporting statement of the timeframe to be used for calculating the 2.99 times dollar amount threshold, or how to reconcile the determination of future "benefits" with existing contractual arrangements, it is not clear how the Company is to act in accordance with the Proposal.

Conclusion

Due to the combination of indefiniteness and various interpretations of how to calculate a timeframe for the 2.99 times base salary and bonus and the coordination of future and existing "benefits," the fundamental meaning of the Proposal is impermissibly unclear. Therefore, Ryland respectfully requests the Staff concur that it may exclude this Proposal under Rule 14a-8(i)(3) because it is so vague and indefinite that shareholders would not know what they are voting on, and if adopted, Ryland would be unable to determine which actions the Proposal would require.


DLA PIPER RUDNICK
GRAY CARY

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (202) 728-6175. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

cc: The Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, N.W.
Washington, DC 20001
Fax: (202) 728-6175

/rnm

Appendix A

RESOLVED: that the shareholders of Ryland Group ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in this resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

For those reasons, we urge shareholders to vote for this proposal.

Appendix B

*2003 SEC No-Act. LEXIS 789, **

2003 SEC No-Act. LEXIS 789

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

November 26, 2003

CORE TERMS: shareholder, stock, vague, misleading, indefinite, formula, meritocracy, staff, investor's, gift, stock price, inherently, severance, enclosed, omission, proxy, board of directors, ownership, manager, voting, doubles, metrics, upper, plant, omit, enforcement action, inflation, recommend, binding, purport

[*1] Woodward Governor Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 26, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Woodward Governor Company
Incoming letter dated September 18, 2003

The proposal mandates that the board implement a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth.

There appears to be some basis for your view that Woodward may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Woodward omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Woodward relies.

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1:

Law Offices of

CHAPMAN AND CUTLER LLP
111 West Monroe Street
Chicago, Illinois 60603-4080

Telephone (312) 845-3000
Facsimile (312) 701-2361
chapman.com

September 18, 2003

1934 Act-Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office **[*2]** of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Gerald R. English to Woodward Governor Company

Dear Sir or Madam:

On behalf of Woodward Governor Company ("Woodward"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "1934 Act"), we hereby request confirmation that the staff of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if Woodward excludes a Proposal submitted by Mr. Gerald R. English from proxy materials (the "2003 Proxy Materials") for its January 2004 annual meeting of shareholders. Woodward expects to file definitive proxy materials with the SEC on or about December 10, 2003, more than 80 days after the date of this letter.

On August 5, 2003, Woodward received a notice from Mr. English submitting a proposal for inclusion in the 2003 Proxy Materials. A copy of Mr. English's letter, including his proposal (the "Proposal") and his supporting statement (the "Supporting Statement"), is attached as Exhibit A.

The Proposal reads as follows:

> Resolved
>
> "That the board of Woodward Governor Company implement a policy for compensation for the **[*3]** executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."

Woodward intends to exclude the Proposal from its 2003 Proxy Materials. For each of the reasons set forth below, independently, we believe the Proposal may be Properly omitted from the 2003 Proxy Materials:

- pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law;

. pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading; and

. pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements that would violate Rule 14a-9.

I. The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware Law.

Woodward is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for Woodward's management, including its compensation policies. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are **[*4]** to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. Woodward's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement particular executive compensation policies.

The Proposal purports to require that Woodward's board implement a policy for compensation for certain executives. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy for executive compensation. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule **[*5]** 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face as much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Woodward board, without any precatory language, with respect to a matter that is within board control. Therefore, Woodward has concluded that it may exclude the Proposal from its 2003 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(3), because the Proposal and its Supporting Statement are so vague and indefinite as to be inherently misleading.

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable **[*6]** under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See General Electric Company (February 5, 2003) (permitting omission of a proposal relating to senior executive and board compensation where the company argued, "The Proposal is vague and indefinite because neither the share owners nor the Company's

Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented"); The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine **[*7]** "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990)(permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal requires the board to "implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth." That language clearly relates to all compensation of the covered executives. Portion's of the Supporting Statement support that interpretations. However, within the Supporting Statement, a fixed formula is suggested that would result in no compensation for the covered executives in the case of a decline in the stock price and very little compensation regardless of stock performance. For example, if the formula recommended in the Supporting Statement were followed, a 20% increase in the Woodward stock price, based on current prices, would result in a total of approximately $ 300,000 for compensation of all covered **[*8]** executives. Although the exact number of covered executives is impossible to determine because of the vague definitions (see the following paragraph), it appears that there are at least 30 people in the covered category. If that is accurate, the average compensation for the covered executives under the formula set forth in the Supporting Statement, in an excellent year for the stock, would be less than $ 10,000 per year. It is inconceivable that this was the intended meaning, but it is impossible to determine what the actual meaning is.

Many other points of confusion are in the Supporting Statement. Woodward has no executive category for a "plant manager," because its executive structure is product-based. It is therefore impossible to tell exactly what executives are intended to be covered. Including the board members as "executives" is particularly unusual and confusing. The suggested formula in the Supporting Statement doesn't clarify the applicable time periods. It appears to relate to a year at a time, but is unclear as to whether it is a calendar year or fiscal year. There is discussion of a "goal-oriented set of metrics" and "formulas that tie rewards to directly to performances," **[*9]** but that appears to be only stock-market performance, not performance of the covered executive.

There is some suggestion in the Supporting Statement, contrary to the Proposal itself, that the new compensation system that would be required would substitute only for the option portion of covered executives' compensation. This would merely be substituting one form of compensation based on stock growth for another, so it would be inconsistent with the all-encompassing language of the Proposal itself and with the bulk of the language in the Supporting Statement. This is another demonstration of the indeterminate, vague meaning of the Supporting Statement.

Another paragraph of the Supporting Statement deals with severance bonuses, a topic not addressed in tile Proposal itself: It is unclear, but would apparently require establishing a formula for severance bonuses, whether for an executive being terminated or one who is retiring. One sentence of the paragraph is very specific that doubled stock price during the covered executive's tenure would produce a severance bonus of one year's average earnings, without regard to the time served. Yet a following sentence indicates that the time of **[*10]** service should have some relationship to the size of the bonus ("without limit for someone that doubles the companies worth every four years should get more than one that takes ten years"). This serves as just another example of the impossibility of knowing how to understand or implement the Proposal.

As summarized above, the Proposal and its' Supporting Statement are so vague and indefinite that neither the shareholders voting on the Proposal nor the board trying to implement it would reasonably be able to determine what actions are required. The shareholders will not know what they are voting for, and the board will not know how to implement the Proposal if shareholders approve it. Accordingly, the Proposal can be excluded under Rule 14a-8(i)(3).

III. The Proposal may be excluded because the Supporting Statement for the resolution proposed by Mr. English includes materially false or misleading statements that would violate Rule 14a-9 contrary to Rule 14a-8(i)(3).

Rule 14a-9 prohibits solicitations that are false or misleading in any material way or omit any material fact necessary to make the statements not false or misleading. The Supporting Statement includes a number of statements **[*11]** that purport to be factual but are really opinions, Statements that have no relationship to the proposal, and statements that appear to represent conclusions but are totally unsubstantiated. The following annotations (bracketed and italicized) of just the first paragraph of the Supporting Statement demonstrate its indecipherable and misleading character.

"Many companies *[What are some names?]* are finding out *[How? Any studies that can be cited?]* that compensation committees that base executive pay and benefits on salary surveys, like Woodward does today, get meritocracy *[According to Webster's Ninth New Collegiate Dictionary, "meritocracy" means "a system whereby the talented are chosen and moved ahead on the basis of their achievement." Is that supposed to be a bad thing? Is meritocracy what the Proposal wants to avoid?]'*. This is why there is a lot of inflation *[Meritocracy causes inflation?]* and no results for shareholders *[How does meritocracy cause no results for shareholders?]* in this area *[in what area?]*. A lot of investor's watch this *[Any support for this? Any studies?]* because when the gifts *[Why is compensation for services a "gift"?]* get **[*12]** to large and are carried for long periods of time *[Undefined]*, this creates *[How does this create risk? What is the connection?]* an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock." *[This is gibberish, but apparently means that a stock-based compensation system would reduce stockholders' risks, as well as solving the "meritocracy problem".] [bracketed, italicized material supplied]*

The remaining paragraphs of the Supporting Statement are just as replete with similarly misleading statements. The Division of Corporation Finance Staff Legal Bulletin 14, dated July 13, 2001, states that "when a proposal and Supporting Statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, ... *[the Staff]...* may find it appropriate for companies to exclude the entire proposal, Supporting Statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance ... is not beneficial to all participants in the **[*13]** process and diverts resources away from analyzing core issues arising under Rule 14a-8."

As set forth above; the Proposal and its Supporting Statement contain the types of obvious deficiencies and inaccuracies that make staff review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded under Rule 14a-8(i)(3).

Conclusion

On behalf of Woodward, we hereby request the staff to confirm that it will not recommend enforcement action if Woodward omits the Proposal and Supporting Statement submitted by Mr. English from its 2003 Proxy Materials. In accordance with Rule 14a-8(j), we have enclosed six copies' of this letter and its exhibit. By copy of this letter, Woodward is also concurrently notifying Mr. English of Woodward's intention to omit the Proposal and Supporting Statement from the 2003 Proxy Materials. Should the staff disagree with Woodward's position in this letter (or desire any additional information in support or explanation of Woodward's position), Woodward respectfully requests that we be permitted to confer with the staff before it issues its response to this letter. **[*14]**

Please acknowledge receipt of this letter and the enclosed material by stamping one of the enclosed copies of this letter and returning it in the enclosed self-addressed, stamped envelope.

Please feel welcome to contact Steven L. Clark with any comments or questions at (312) 845-3799.

Very truly yours,

CHAPMAN AND CUTLER LLP

By
Steven L. Clark

EXHIBIT A

Gerald R. English
5999 Hillside Dr.
Fort Collins, CO 80526
e-mail: **english@webaccess.net**
phone: (970)-223-3002
July. 31, 2003

Carol J. Manning
Corporate Secretary for the
Woodward Governor Company
5001 North Second St.
Rockford, Illinois 61125-7001
U.S.A.

Dear Carol;

I want to submit my proposal for inclusion in our proxy statement for the 2003 Annual Meeting of the Shareholders. You will find that I followed the Rule 14a-4(c)(2) under the exchange act. I have owned the 500 shares for the last year and documentation to prove that is included as copies and has been sent to:

The Securities and Exchange Commission
450 5th Street
N.W. Washington D.C. 20549

I will continue to hold the 500 shares of Woodward Governor Company stock through the date of the meeting of the shareholders in late Jane 2004. Also **[*15]** I will attend the meeting to present my case.

I enclosed copies of the proposal, a letter from my broker and holder of my stock, and also a copy of the Form 3 I submitted to the SEC. I do hope you find everything in order.

Please keep me informed as to anything you may need regarding this proposal. You may email me at any time at the above email address. I will be in Europe for one month starting the last week of August so hopefully this will not cause any delay on my part if you have any questions regarding my proposal.

Thank You

Gerald R. English

ATTACHMENT

A proposal to have tighter metrics for benefits:

Mr. Gerald English, owner of 500 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal.

Resolved

> *"That the board of Woodward Governor Company implement a policy for compensation/or the executives in the upper management (that being plant managers to board members), based on stock growth. This would focus the management team on the goal of increasing stock value."*

Reasons:

Many companies are finding out that compensation committees that base executive pay and benefits on **[*16]** salary surveys, like Woodward does today, get meritocracy. This is why there is a lot of inflation and no results for shareholders in this area. A lot of investor's watch this because when the gifts get to large and are carried for long periods of time, this creates an unacceptable risk for some investors. I would like to reduce the risk or ownership investors have to except to own Woodward Stock.

A goal-oriented set of metrics needs to be adopted by the board. If stock options and severance packages are a gift from shareholders then shareholders should adopt a formula that grants a small percentage (say .25%) of shock appreciation. The sum would then be allocated to the compensation committee based on the average gain in stock price over the past year for distribution. This percentage would give the compensation committee over $ 30,000 for every dollar gained in stock price so it is no small amount. This would create over 750 shares of stock options that could be optioned for each dollar of stock gain. Once allocated a new base price for shareholder gains would be established, and unless options lapsed, expired or were forfeited this base price would only be able to be adjusted downward **[*17]** by the dividends paid out. The option holding time should be shortened to 5 years, this would be so options get expensed sooner.

The same thing can be said for severance bonuses. They are gifts from the shareholders for a job well done and should grow based on performance, which should be measured in stock growth not time, or surveillance of other companies. I would like to see a formula based on stock growth. If the company doubles during your watch you get one times your average yearly earnings. If it doubles twice you get twice your average yearly earning. This would be without limit for someone that doubles the companies worth every four years should get more than one that takes ten years.

By formulating the gifts from the shareholders the shareholders can calculate the cost of ownership more closely and control the risk of ownership. This would make for better corporate governance because the metrics would be backed by formulas that tie rewards to directly to performances and remove the uncertainty.

"If you AGREE, please mark your proxy FOR this resolution."

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 789**
View: Full
Date/Time: Friday, December 16, 2005 - 1:43 PM EST


LexisNexis

*2003 SEC No-Act. LEXIS 190, **

2003 SEC No-Act. LEXIS 190

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

February 5, 2003

CORE TERMS: sisters, shareholder, excessive, duplicative, proxy, outstanding, retirement, omission, proxy statement, board of directors, contractual, indefinite, hourly, wage, vague, proponent, package, intend, omit, top, excludable, disparity, salary, implemented, justifiable, bonuses, thrust, urge, total compensation, principal focus

[*1] General Electric Company

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 14, 2002

The proposal urges the board of directors "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1:

GE

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

203-373-2244
Fax: 203-337-3079
Dial Comm: 8 229-2244*
*Fax: 8*229-3079*
e-mail: betti.teel@corporate.ge.com

December 30, 2002

Ms. Grace Lee
Special Counsel -- Rule 14a-8
[*2] No Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Omission of Share Owner Proposal By Earnest C. Newby**

Dear Ms. Lee:

Thank you very much for your telephone call today informing us that Exhibit B was omitted from the above-referenced document.

We apologize for any inconvenience this may have caused you or your office. I enclose a copy of Exhibit B regarding the Earnest C. Newby submission.

Again, thank you for your call and if you have any questions, please contact Eliza Fraser, Associate Corporate Counsel at (203) 373-2442.

Sincerely,

Betti Teel

INQUIRY-2:

GE

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

203-373-2442
Fax: 203-373-3079
Dial Comm: 8 229-2442*
*Fax: 8*229-3079*

December 14, 2002

1934 Act, Section 14(a)
Rule 14a-8(i)(2),(3), (6), and (11)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Omission of Share Owner Proposal by Earnest C. Newby**

Gentlemen and Ladies:

This letter is to inform you, pursuant **[*3]** to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Newby Proposal"):

> RESOLVED: That the Shareholders of General Electric Company ("GE" or the "Company") urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

A copy of the Newby Proposal is included as Exhibit A.

It is GE's opinion that the Newby Proposal is excludable under (i) Rules 14a-8(i)(2) and 14a-8(i)(6) because implementation of the Proposal would cause GE to violate the law and GE lacks the power or authority to implement the Proposal; (ii) Rule 14a-8(i)(3) because the Proposal is so vague and indefinite as to be excludable; and (iii) Rule 14a-8(i)(11) because the Proposal is "substantially duplicative" of a proposal from the Sisters of Charity of Cincinnati, which GE received earlier than the Newby Proposal and intends to include in GE's 2003 Proxy Statement, as revised **[*4]** to conform to Rule 14a-8(i)(3) (the "Sisters of Charity Proposal").

I. **The Newby Proposal, If Implemented, Would Require GE to Violate the Law, and GE Lacks the Power or Authority to Implement the Proposal**.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Newby Proposal relates not only to future compensation arrangements entered into by GE with its "Senior Executives," but also to compensation to be paid under existing incentive compensation arrangements. In effect, GE could not pay such compensation, if it would exceed "25 times the average wage of hourly working employees," without prior share owner approval. Currently, such compensation is not contingent, as to amount or timing, on such share owner approval. Since GE has outstanding contractual obligations to pay "Senior Executives" compensation pursuant to the compensation arrangements that are not currently subject to the "25-times" limit or a requirement of prior share owner approval, the Proposal would require GE to breach outstanding contractual obligations with its **[*5]** executive officers and, thus, violate state law.

The Newby Proposal on its face will of necessity have such retroactive effect. In the case of GE's outstanding compensatory arrangements, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the executive officers who are parties to those arrangements.

For example, the GE board of directors has authorized long-term incentive awards under the GE 1990 Long-Term Incentive Plan, as Amended and Restated (the "1990 Plan"), to various executive officers, which awards could well have a payout exceeding that permitted if the Newby Proposal were to be implemented. Such awards will be issued and outstanding by the time the Newby Proposal would be voted on by share owners, and in the beginning of a three-year award cycle. It is likely, therefore, that the Newby Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts **[*6]** and, thus, state law.

The Staff of the Division of Corporation Finance (the "Staff") has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related contractual obligations. For example, in **Sensar Corporation** (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "all options reserved for officers and directors at the last shareholders meeting be rescinded and re-authorized," because the proposal may cause the company "to breach existing contractual obligations." Additionally, in **International Business Machines Corporation** (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the company's chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements or otherwise violate state law. **See**, **e.g.**, **NetCurrents**, **Inc.** (June 1, 2001) (permitting omission **[*7]** of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); **Whitman Corporation** (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract"); **Public Service Electric & Gas Co.** (February 2, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners "could not be provided in a manner consistent with New Jersey statutory and case law"); and **Pennsylvania Power & Light Co.** (January 30, 1978) (permitting omission of a share owner proposal because the provision of employee benefits to share owners would "require the company to make dividend distributions to the company's shareholders which would be illegal under Pennsylvania law").

For all of the above reasons, GE believes that the Newby Proposal is excludable pursuant to Rule 14a-8(i)(2).

Similarly, Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend **[*8]** outstanding compensatory arrangements, including awards granted under the 1990 Plan. As such, GE lacks the power or authority to implement the Newby Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its executive officers and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to Implement the proposal. **See**, **e.g.**, **NetCurrents**, **Inc.**, **supra**. **Sensar Corporation**, **supra**. **Whitman Corporation**, **supra**. Accordingly, the Newby Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(6).

II. **The Newby Proposal Also Is Excludable Because It Is So Vague and Indefinite as**

To Be Excludable Under Rule 14a-8(i)(3).

The Staff has also consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the share owners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures **[*9]** would be taken if the proposal were implemented. **See, e.g., The Proctor & Gamble Company** (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); **Philadelphia Electric Company** (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and **NYNEX Corporation** (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Newby Proposal "urge[s] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than **[*10]** 25 times the average wage of hourly working employees." The Proposal is vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented.

The Newby Proposal fails to define the critical terms of the Proposal -- **i.e.** "compensation" and "average wage" -- or otherwise provide guidance on how the Proposal should be implemented. For example, should the "compensation" of the "Senior Executives" be deemed to include non-salary compensation, or is the Proposal merely referring to salary? When the Proposal refers to "average wage" of "hourly working employees," is the Proposal referring to the "hourly wage" of such employees, or to the value of their total hourly compensation package, including benefits? The Proposal also curiously includes "Board members" even though it is clear from the supporting statement that the thrust of the Proposal is the compensation of "Senior Executives" as measured relative to that of lower paid employees at GE.

Similarly, the Newby Proposal is unclear as to whether awards under compensation arrangements, **[*11]** including the 1990 Plan, are included within the reference to "all compensation," when -- and with respect to what year -- are they included: the year of grant, exercise, or payout? And, how is their value to be measured? If "compensation" includes stock options, should their value be determined by reference to Black-Scholes, the spread, or some other formula? Should "benefits" be included in a given "Senior Executives" "compensation"? If so, which benefits should be included? If benefits are included, how should they be valued? By the cost of the benefits to GE or the value of the benefits to the "Senior Executives"? What about existing contractual commitments that the Company may have to a given "Senior Executive"? Certainly, the Company is not free to breach those contracts simply to keep within the prescribed pay disparity ratio. The Newby Proposal provides no guidance on these critical issues.

Lastly, what would the share owners be asked to approve if the allowable pay ratio were approached? Exceeding the ratio for a given "Senior Executive" for a given year? Or could the Company ask the share owners to approve in advance certain types of compensation, such as performance-based **[*12]** awards, under its compensation arrangements?

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

III. **GE May Omit the Newby Proposal Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative of the Sisters of Charity Proposal That GE Is Including in GE's 2003 Proxy Statement.**

As more fully described in GE's separate letter to the Staff dated December 14, 2002, GE intends to include the Sisters of Charity Proposal in its 2003 Proxy Statement, revised to conform to the proxy rules. Because GE intends to include the Sisters of Charity Proposal in its Proxy Statement, GE asks the Staff to concur that GE may omit the Newby Proposal in its entirety under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal. GE received the Sisters of Charity Proposal on October 22, 2002, and the Newby Proposal on November 8, 2002.

The Newby Proposal focuses on what the proponent perceives to be "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executives and those **[*13]** of the Company's lower paid employees. As such, GE believes that the Newby Proposal is "substantially duplicative" of the following Sisters of Charity Proposal that GE intends to include in its 2003 Proxy Statement, as revised to conform to the proxy rules:

> RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the, pay 'to more reasonable and justifiable levels.'

A copy of the Sisters of Charity Proposal is enclosed as Exhibit B.

Each of the Sisters of Charity and Newby Proposals **[*14]** focuses on the proponent's perceived issue of "excessive" executive compensation at GE as measured by the disparity between the compensation of the Company's executive officers and those of the Company's lower paid employees. Rule 14a-8(i)(11) states that, if a proposal is "substantially duplicative" of another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting, such subsequent proposal may be omitted from the company's proxy statement. The Commission has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that share owners would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. **See** Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff has consistently applied this exclusion to proposals that are identical to previously submitted proposals for the same meeting. **See, e.g., AT&T Corp.** (January 26, 1999) (two identical proposals received by company); **The New Germany Fund, Inc.** May 8, 1998) (same); and **Great Lakes Chemical Corporation** (March 2, 1998) (same).

Proposals **[*15]** need not, however, be identical to be excludable under Rule 14a-8(i)(11).

The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be "substantially duplicative" even where such proposals differ as to terms and scope. **See, e.g., Pacific Gas & Electric Co.** (February 1, 1993) (applying the "principal thrust" and "principal focus" tests).

Implicit in Rule 14a-8(i)(11) is that the presence of two or more proposals in the same proxy statement that speak to the same core issue, but in different terms, creates a risk that, if each of the proposals were adopted by the share owners, the board of directors would not be left with a clear expression of share owner intent on the issue. Thus, while Rule 14a-8(i)(11) protects share owners from having to consider substantially similar proposals submitted by different proponents, it also protects the board of directors from being placed in a position where the board cannot, for all practical purposes, implement the share owners' will because the board does not have clear terms on which to proceed where duplicative proposals, while identical in subject matter, differ as to terms, **[*16]** breadth, or intended implementation. **See, e.g., Centerior Energy Corporation** (February 27, 1995) (proposals relating to (1) freezing executive compensation, (2) reducing executive compensation and eliminating executive bonuses, and (3) freezing annual executive salaries and eliminating executive bonuses were deemed to be "substantially duplicative" of a previous proposal placing ceilings on executive compensation, tying future executive compensation to future company performance, and eliminating executive bonuses and stock options); **Pinnacle West Capital Corporation** (March 16, 1993) (a proposal to tie any executive bonuses to the amount of dividends paid to share owners was substantially duplicative of a proposal to cease all executive bonuses until a dividend of at least $ 1.00 had been paid to share owners); **Pacific Gas & Electric Company, supra** (a proposal relating to the total compensation of the CEO was deemed to be substantially duplicative of previous proposals relating to tying non-salary compensation of management to performance indicators and requesting that ceilings be placed on future total compensation of officers and directors); **Union Camp Corporation [*17]** (January 24, 1990) (where both proposals requested that the company withdraw any investment in South Africa, but the second proposal also included "specific steps in implementing" the proposal, the Staff permitted exclusion of the second proposal on "substantially duplicative" grounds); and **Proctor & Gamble Company** (June 15, 1983) (second proposal, identical to a portion of a broader first proposal, was excluded on "substantially identical" grounds).

In other instances, the Staff has permitted exclusion of a proposal on "substantially duplicative" grounds where the proposals, while relating to the same topic, requested different board actions with respect to that topic. For example, in **Monsanto Company** (February 7, 2000), the company received two proposals, both of which the company interpreted as seeking to eliminate the company's classified board. The first proposal requested that the entire board be elected at every third annual meeting, and the second proposal requested that all of the directors be elected each year. The Staff, in permitting the company to exclude the second proposal from its proxy statement under Rule 14a-8(i)(11), noted that "shareholder approval of **[*18]** both proposals would require the board to choose between an annual and a triennial timetable for election of candidates for seats on a declassified board." Inclusion of both proposals in the proxy statement would likely confuse the share owners. In addition, if each proposal were approved by the share owners, it would be virtually impossible for the board to implement **both** proposals because each proposal requested a different action. **See also American Electric Power Company** (December 22, 1993) (one proposal recommended that the board institute a policy that the CEO's salary be no more than two times the salary of the President of the United States, the other proposal recommended that the board institute a policy that the CEO's salary be no more than 150% of the salary of the President of the United States).

The "principal thrust" or "principal focus" of each of the Sisters of Charity and Newby Proposals is what the proponents perceive to be "excessive" compensation paid to Company executives. In addition, each of the Proposals seeks to define what is considered excessive by reference to the disparity between executive compensation and the compensation paid to GE's lower paid **[*19]** employees.

The Sisters of Charity Proposal requests that the Board of Directors prepare a report addressing "whether [GE's] top executives compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay to more reasonable and justifiable levels." In doing so, the Sisters of Charity Proposal asks the Board to focus on the pay disparity between Company executives and GE's "lowest paid" workers by including in the report "statistics related to any changes in the relative percentage size of the gap" between the company's top executives and its "lowest paid" workers over a 20-year period.

Similarly, the Newby Proposal urges the Board to seek share owner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." Thus, the Newby Proposal also addresses the same pay disparity issue, but calls for specific action -- share owner approval of "excessive" pay.

In addition, the supporting statements contained in each of the Sisters of Charity and Newby Proposals make it clear that the proponents' **[*20]** "principal thrust" or "principal focus" is what they perceive to be "excessive" executive compensation at GE. The Sisters of Charity Proposal's supporting statement focuses specifically on whether the Company's "retirement agreements" are excessive. The Newby Proposal's supporting statement is very short, citing without authority the annual value of the retirement provisions included in Mr. Welch's retirement agreement.

Finally, the Sisters of Charity's supporting statement echoes that Proposal's reference "to more reasonable and justifiable levels" of executive compensation, by stating that GE's "pay scales should model justice and equity for all our workers." Similarly, the Newby Proposal admonishes "GE's Senior Management and Board of Directors [to] do a better job in conducting business concerning Top Management's retirement packages."

For the reasons discussed above, GE requests the Staff's concurrence that GE may omit the Newby Proposal under Rule 14a-8(i)(11) as "substantially duplicative" of the earlier received Sisters of Charity Proposal that GE will include in its 2003 Proxy Statement, as revised to conform to the proxy rules. If the Staff does not concur that the Newby **[*21]** Proposal may be omitted on Rule 14a-8(i)(11) grounds, GE requests that the Staff permit GE to exclude the Newby Proposal in its entirety under either Rules 14a-8(i)(2) and 14a-8(i)(6) or, alternatively, Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosure are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copies of this letter, Mr. Newby is being notified that GE does not intend to include his Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

EXHIBIT A

Earnest C. Newby
116 Pecan Way
Natchez, MS 39120
601 445 8744
Email natcheznewby@aol.com

December 3, 2003

General Electric Company
35 Easton Turnpike
Fairfield, CT 06431

Subject: Shareholder's **[*22]** Proposal

I believe GE's Senior Management and the Board of Directors could do a better job in conducting business concerning Top Management's retirement packages. I am particularly offended to the money being paid to Mr. Jack Welch for his retirement. Mr. Welch's retirement money is approx. $ 7,424,244.00 per year. I think this too much and it should negotiated to more reasonable level. Therefore, I am making the following proposal:

Resolved: That the Shareholders of General Electric Company ('GE' or the 'Company') urge the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees.

Submitted this third day of December 2002 to the Board of Directors.

Earnest C. Newby

EXHIBIT B

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, **[*23]** but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps oven bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love thy neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees supply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it... In 1980, CEO compensation was 42 times that **[*24]** of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society... The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf).

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related **[*25]** to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 190**
View: Full
Date/Time: Friday, December 16, 2005 - 1:45 PM EST



Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 132**

*2003 SEC No-Act. LEXIS 132, **

2003 SEC No-Act. LEXIS 132

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

January 23, 2003

CORE TERMS: outstanding, proxy, indefinite, omission, salary, vague, excludable, cap, state law, contractual, board of directors, proponent, omit, false and misleading, stock, senior executive, shareholders, registrant, inherently, misleading, impugn, proper subject, implemented, compensatory, unilaterally, counted, dollars, intend, Exchange Act, employee compensation

[*1] General Electric Company

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 12, 2002

The proposal seeks an individual a cap on "salaries and benefits" of one million dollars for GE officers and directors.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8 (i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

INQUIRY-1:
ge
General Electric Company

3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8* 229-3079
e-mail: eliza.fraser@corporate.ge.com

December 12, 2002

1934 Act, Section 14(a)
Rule 14a-8(i)(1), (2), (3), (6), and (7)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
[*2] 450 Fifth Street, N. W.
Washington, D.C. 20549

Re: **Omission of Share Owner Proposal by W. A. Carrington Jr.**

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from W. A. Carrington Jr.:

> I wish to include a share holder proposal for inclusion in next year's proxy statement making an individual cap on salaries and benefits of one million dollars for G.E. officers and directors.

A copy of the Proposal is enclosed as Exhibit A. It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by GE share owners; (ii) Rule 14a-8(i)(2) because the law; implementation of the Proposal would cause GE to violate (iii) Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal; (iv) Rule 14a-8(i)(7) because the Proposal relates the ordinary business operations of GE; (v) Rule 14a-8(i)(3) **[*3]** because the Proposal is vague and indefinite; and (vi) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. **The Proposal Is Not a Proper Subject for Action by GE Share Owners Under State Law.**

Rule 14a-8(i)(1) states that a registrant may omit a share owner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the powers of a company's board of directors.

GE is a New York company. In the absence of a specific provision giving the power directly to the share owners, a New York company's business and affairs are managed under the direction of the board of directors. **See** Section 701 of the New York Business Corporation Law (the "NYBCL"). No provision of the NYBCL confers such power on the share owners directly, and no provision in the GE Articles of Incorporation or By-Laws does so either.

The note to Rule 14a-8(i)(1) states that, "depending upon the subject matter, some proposals are not considered proper **[*4]** under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." The Staff of the Division of Corporation Finance (the "Staff") has consistently found that binding proposals are excludable unless amended by the proponent to make them precatory. **See, e.g., Phillips Petroleum Company** (March 13, 2002) (proposal requiring a formula limiting increases in the salaries of the company's chairman and other officers); **PPL Corporation** (February 19, 2002) (proposal requiring decrease in the retainer for non-employee directors); **PSB Holdings, Inc.** (January 23, 2002) (proposal requiring a limitation on compensation of non-employee directors); and **Columbia Gas System** (January 16, 1996) (proposal requiring a limitation on salary increases and option grants).

The Proposal is not stated as a recommendation or request; rather, it directs that GE "make an individual cap on salaries and benefits of one million dollars for G.E. officers and directors." The Proposal therefore is not precatory, instead requiring that **[*5]** GE perform specific actions, leaving no discretion in the matter to the GE Board of Directors. Thus, the Proposal seeks to usurp the discretion of GE's Board and, as such, is excludable pursuant to Rule 14a-8(i)(1).

II. **The Proposal, If Implemented, Would Require GE to Violate the Law**.

Rule 14a-8(i)(2) states that a company may omit a share owner proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. The Proposal relates not only to future compensation arrangements entered into by GE, but also to all of GE's outstanding compensation arrangements if, under the arrangement, the officer or director were to receive salary and benefits aggregating more than $ 1 million. Since GE has outstanding contractual obligations to pay officers and directors compensation in excess of $ 1 million, it is my opinion that the Proposal would require GE to breach outstanding contractual obligations with its officers and directors and, thus, violate state law.

As noted above, the Proposal on its face will of necessity have retroactive effect. Thus, in the case of GE's outstanding compensatory arrangements that do not **[*6]** comply with the Proposal, such arrangements would have to be terminated or amended. If such outstanding arrangements were unilaterally terminated or amended, GE would be in breach of its existing contractual obligations to the officers or directors who are parties to those arrangements.

For example, GE has granted awards under its GE 1990 Long-Term Incentive Plan, as amended and restated, to various individuals that may have a value of more than $ 1 million. Such awards are still outstanding, and in some cases are in the early years of a multi-year award cycle. It appears, therefore, that the Proposal, if implemented, would have a retroactive effect on GE's outstanding compensatory arrangements, and GE could not unilaterally terminate or amend such arrangements to bring them into compliance with the Proposal without violating those contracts and, thus, state law.

The Staff has consistently allowed omission of share owner proposals under Rule 14a-8(i)(2) that may require the breach of outstanding compensation-related agreements. For example, in **Sensar Corporation** (May 14, 2001), the Staff permitted omission of a share owner proposal requiring that "all options reserved for officers **[*7]** and directors at the last *shareholders meeting be rescinded and re-authorized," because the proposal may cause the* company "to breach existing contractual obligations." Additionally, in **International Business Machines Corporation** (February 27, 2000), the Staff permitted omission of a share owner proposal that requested "termination and renegotiation of the grossly excessive retirement package" of the companys chief executive officer.

In numerous other letters, the Staff has also permitted registrants to exclude share owner proposals under Rule 14a-8(i)(2) if the implementation of such proposals might require the registrant to breach other types of outstanding agreements **See, e.g., NetCurrents, Inc.** (June 1, 2001) (permitting omission of a share owner proposal because it may cause the company "to breach existing employment agreements or other contractual obligations"); and **Whitman Corporation** (February 15, 2000) (permitting omission of a share owner proposal because it may cause the company "to breach an existing contract").

For all of the above reasons, GE believes that the Proposal is excludable pursuant to Rule 14a-8(i)(2).

III. **GE Lacks the Power or Authority to [*8] Implement the Proposal.**

Rule 14a-8(i)(6) provides that a company may omit a share owner proposal if the company would lack the power or authority to implement the proposal. As noted above, GE does not have the authority to unilaterally terminate or amend outstanding compensatory arrangements. As such, GE lacks the power of authority to implement the Proposal because the Proposal would compel GE to violate outstanding contractual obligations to its officers and directors and, thus, state law.

The Staff has previously held that share owner proposals that require the company to breach outstanding contractual obligations may be omitted pursuant to Rule 14a-8(i)(6) because the company would lack the power or authority to implement the proposal. **See e.g., NetCurrents, Inc., supra; Sensar Corporation, supra; Whitman Corporation, supra**. Accordingly, the Proposal may be omitted from GE's proxy materials pursuant to Rule 14a-8 (i)(6).

IV. **The Proposal Relates to the Ordinary Business Operations of GE.**

Rule 14a-8(i)(7) states that a company may omit a share owner proposal if it "deals with a matter relating to the company's ordinary business operations." When considering whether **[*9]** to permit the exclusion of a share owner proposal relating to compensation matters under Rule 14a-8(i)(7), the Staff draws a distinction between proposals relating to seniorexecutive officer and director compensation, on the one hand, and general employee compensation, on the other.

In Staff Legal Bulletin No. 14A (July 12, 2002), the Staff stated that, "since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

> . We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7); and
>
> . We do not agree with the view of companies that they may exclude proposals that concern **only** senior executive and director compensation in reliance on Rule 14a-8(i)(7)."

(Footnotes omitted; emphasis in original.) (Although Staff Legal Bulletin No. 14A made the Rule 14a-8(i)(7) exclusion unavailable with respect to proposals that address matters involving material equity dilution, the instant Proposal does not implicate such matters.)

Thus, the Staff has routinely permitted registrants to exclude compensation-related share owner proposals under Rule 14a-8(i)(7) **[*10]** if the share owner proposals do not limit the proposal solely to senior executive officer and director compensation matters. For example, in **UAL Corporation** (February 17, 2002), the Staff allowed the company to exclude a proposal that requested the board of directors to prepare a report on the pension liability of an executive retirement plan and all other qualified pension plans because the proposal related to the company's "ordinary business operations (i.e. general employee benefits)." Similarly, the Staff has held that a compensation proposal that relates to **all** "officers," rather than merely "senior executive officers," may be omitted under Rule 14a-8(i)(7). In **Lucent Technologies Inc.** (November 6, 2001), the Staff allowed the company to exclude a proposal seeking to decrease the salaries, remuneration, and expenses of "ALL officers and directors" because it related to the company's "ordinary business operations (i.e. general compensation matters)." The Proposal, by requiring that GE limit the salaries and benefits of **all** officers and directors, is excludable under Rule 14a-8(i)(7) because it addresses general compensation matters and not solely the compensation **[*11]** of senior executive officers and directors.

V. **The Proposal Is So Vague and Indefinite as To Be Misleading**.

Rule 14a-8(i)(3) states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that share owner proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareowners nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented **See, e.g., The Proctor & Gamble Company** (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); **Philadelphia Electric Company** (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is **[*12]** so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and **NYNEX Corporation** (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because the Proposal fails to define critical terms or otherwise provide guidance on how it should be implemented. For example, the Proposal does not define the term "benefits." Are "benefits" limited to the value of medical, life, disability, and similar employee benefits, or does the term include all compensation other than salary, such as perquisites, stock options, and other awards? Are "benefits" to be measured for purposes of the $ 1 million cap by their cost to GE, or their value to the recipient; further, if measured by their cost to GE, is the appropriate measure average cost, incremental cost, or some other standard? If stock options **[*13]** constitute "benefits," how should they be valued -- by their Black-Scholes value, their spread, or some other formula? The Proposal offers no guidance whatsoever with respect to such critical issues.

Furthermore, the Proposal's demand for an individual $ 1 million cap on "salaries and benefits" fails even to express any timeframe over which to measure such compensation. Certainly, the proponent must have intended the $ 1 million cap to apply to any given year, as opposed to over the entire career of officers and directors, but this is not at all clear.

If the Proposal is intended to apply to each year, how does the Proposal treat deferred compensation for purposes of the annual $ 1 million cap? Similarly, if stock options and other equity-based awards are included in the term "benefits," it is not clear when the value of such awards are to be counted for purposes of any annual cap: Should stock options be counted on the date of grant, the date of exercise, or upon the occurrence of some other undefined event, such as resale of the underlying shares? Should other equity-based awards be counted in the year in which the award is made, a performance goal is met, or an award is determined **[*14]** -- or, when the actual cash, shares, or other property is ultimately paid out? What if the "payout" is deferred? This timing dilemma is especially troublesome when one recognizes that GE, like many other companies, emphasizes long-term incentive awards covering periods of more than one year; that various GE long-term awards are currently outstanding, in various stages of their life cycles; and that the Proposal may be read to apply retroactively to those outstanding awards regardless of their stage of development.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from GE's proxy materials pursuant to Rule 14a-8(i)(3).

VI. **The Proposal Is False and Misleading.**

Even if the Staff does not concur that the Proposal is so vague and indefinite under Rule 14a-8(i)(3) as to require omission of the Proposal in its entirety, the following portion of the supporting statement is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

> In my opinion the Compensation Committee is someplace between negligent and derelict in its duties and the result is that the corporation and its stock holders are being made **[*15]** fools of, so that a select top few can be made "stinking rich."

There are numerous no-action letters that support the exclusion of this statement as false and misleading because it impugns the character and integrity of GE's Management Development and Compensation Committee and the Company's senior officers without factual foundation. Although the proponent is allowed to set forth his opinion in the supporting statement (**see, e.g., Marriott International, Inc.**) (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), the proponent cannot impugn the character or integrity of management or directors without factual foundation. **See, e.g., Honeywell International Inc.** (October 26, 2001) (requiring deletion of a sentence that the company argued was inaccurate and an attempt to impugn the character of company officers); and **Electronic Data Systems Corporation** (March 11, 1999) (requiring deletion of a statement that the company argued was inaccurate and lacked factual foundation).

The proponent has no basis for asserting that the Management Development and Compensation Committee has been "negligent" or "derelict." Moreover, his statement **[*16]** that share owners are being "made fools of" so that "a select top few can be made 'stinking rich'" is inflammatory and impugns the character of GE's senior officers, as well as the members of the Committee, without factual foundation.

The inclusion of such false and misleading statements is not permitted under the Commission's rules. Accordingly, GE believes that the statement is excludable as false and misleading under Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Carrington is being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 6, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza **[*17]** W. Fraser

Service: **Get by LEXSEE®**
Citation: **2003 SEC No-Act LEXIS 132**
View: Full
Date/Time: Friday, December 16, 2005 - 1:47 PM EST

NO-ACT, NAFT WSB File No. 080392002, Philadelphia Electric Co. , (July 30, 1992)

Philadelphia Electric Co.▶

Company: **◀Philadelphia Electric Co.▶**

Public Availability Date: July 30, 1992

WSB File No. 080392002

Fiche Locator No. 2081C8

WSB Subject Category: 077

Reference:

Securities Exchange Act of 1934, Section 14(a), Rule 14a-8

--------------------Washington Service Bureau Summary--------------------

...A shareholder proposal, which relates to the election of a committee of small shareholders who will consider and present to this company's board of directors a plan or plans "...that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees," may be omitted from the company's proxy material under rule 14a-8(c)(3). The staff is of the view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

INQUIRY LETTER 1

◀PHILADELPHIA ELECTRIC COMPANY▶

2301 MARKET STREET, BOX 3699

PHILADELPHIA, PA 19101

TELEPHONE(215) 841-5544

June 01, 1992

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: ◀*Philadelphia Electric Company*▶

Ladies and Gentlemen:

In accordance with Rule 14a-8(d) under the Securities and Exchange Act of 1934, enclosed herewith are six copies of this letter and a proposal (the "Proposal") received by **◄Philadelphia Electric Company►** (the "Company") on May 4, 1992, from Joanna Scott-Meyers for inclusion in the proxy materials relating to the Company's 1993 annual meeting of shareholders. This letter is to notify the Commission of the Company's belief that the Proposal may properly be omitted from its proxy materials, and to set forth the Company's reasons for the intended omission.

The Company believes the Proposal may be properly omitted from its proxy material because: (i) the Proposal is contrary to Rule 14a-9 and Rule 14a-8(c)(3) which prohibit misleading statements in proxy soliciting materials, (ii) the Proposal violates state law (Rule 14a-8(c)(2)), (iii) the Proposal is beyond the Company's power to effectuate (Rule 14a-8(c)(6)), and (iv) the Proposal deals with matters relating to the conduct of ordinary business operations (Rule 14a-8(c)(7)).

The Proposal Contains Misleading Statements

Rule 14a-8(c)(3) provides a statutory basis for omission of the Proposal. That rule authorizes omission of proposals that are contrary to the Commission's proxy rules and regulations, including Rule 14a-9. The Commission has established that a proposal so vague that shareholders may be unable to determine with reasonable certainty the immediate consequences of its implementation may be omitted from the proxy material pursuant to Rule 14a-8(c)(3).

The phrasing of the resolution portion of the proposal, i.e., the last paragraph, is ambiguous and the meaning unclear. The substance appears to request that certain shareholders refer a plan or plans to the Board of Directors "that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." There is no further explanatory information. One interpretation might be that the committee is to provide other plans for the benefit of management, directors and employees. A second interpretation would be that an equivalent series of benefit plans should be implemented for the benefit of "small stockholders." A third interpretation would be that a group of benefit plans should be prepared for the benefit of *all* stockholders. Perhaps there are additional interpretations of the language. However, under any interpretation, the reader is left without a clear understanding of what is intended. For this reason, there is no way in which shareholders will be able to determine with reasonable certainty either the meaning of the resolution or the consequences of its implementation. For this reason, it is misleading and violates Rule 14a-8(c)(3).

In many other respects, the Proposal is misleading. In regard to the first Whereas clause, the implication that the "management team", as distinct from the Board of Director, is elected by the stockholders is inaccurate and contrary to law. Only the Board of Directors is elected by the shareholders.

In regard to the second Whereas clause, the implication that management controls proxies is inaccurate and contrary to law. Under the Pennsylvania Business Corporation Law, like most state statutes, all shareholders have the right to appoint proxies of their own choice. Proxies solicited by management of the Company contain a statement to the effect that they will be voted exactly as directed by the shareholder. Only in the *absence* of a direction by the shareholder will the proxies be voted according to the preference of management. To imply the contrary is false and misleading.

In regard to the third Whereas clause, the implication that the Board of Directors does not exercise independent judgment or is controlled by management, is inaccurate and misleading.

In regard to the fourth Whereas clause, the statement that the creation and implementation of benefit plans is for the welfare of stockholders is totally false and inaccurate. All such plans are fully explained in the proxy statement in accordance with the rules of the Securities and Exchange Commission, and to imply that any one or all of benefit plans are contingent upon the Company making a "profit" is also false and misleading.

The final three Whereas clauses are also inaccurate, argumentative, or misleading.

Throughout the Proposal, there is a veiled implication or indirect charge concerning improper, illegal or immoral conduct on the part of the Board of Directors, management or the Company's largest stockholders. Such implications are completely without a factual basis and are not only false and misleading but also, in the Company's opinion, degrade and demean the shareholder proposal procedures established by the Commission. For this reason also, the Proposal should be omitted pursuant to the provisions of Rule 14a-9(b), Note b.

For all the foregoing reasons, the Proposal should be omitted pursuant to Rule 14a-8(c)(3).

The Proposal Violates State Law

The Proposal violates Sections 1757 and 1758 of the Pennsylvania Business Corporation Law pertaining to action by shareholders. Section 1757 provides, inter alia, "... whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders *by the holders of shares entitled to vote thereon.*" Section 1758 provides, inter alia,... "*every* shareholder of a business corporation shall be entitled to one vote for every share standing in his name on the books of the corporation." Although the meaning of the Proposal is unclear, to the extent it may require action to be taken by shareholders, such action can be taken only by a vote of a majority of *all* shareholders, not just small shareholders or shareholders owning a "limited" amount of shares ("100-1000-5000") as stated by the proponent. For this reason also, the Proposal must be omitted from the proxy statement pursuant to Rule 14a-8(c)(2).

The Proposal Deals with a Matter Relating to Ordinary Business Operation

The Company believes that the Proposal should be omitted on the basis of Rule 14a-8(c)(7) which provides that it may be omitted if it deals with a matter relating to the conduct of the ordinary business operations of the registrant. The Company is cognizant of the Commission's desire to clarify and enhance disclosure of senior executive and director compensation. Employment contracts or incentive plans for upper management have been and will be explained in the Company's proxy statements. In addition to the currently required information, the Company included a description of management's executive compensation philosophy in its 1992 proxy statement. Nevertheless, the proponent's Proposal does not limit itself to executive compensation. It appears to have a broader scope and call into question *all* Company benefit plans. Most of the Company's plans, especially those which have the most financial impact upon the Company, are uniform for all employees and are not limited to directors or officers. Those plans which relate to *all* employees on an equal basis such as medical, accident, life and retirement plans are, in the opinion of the Company, matters dealt with in the ordinary course of business and are not the kinds of plans recently referred to as senior executive and director compensation and deemed by the Commission as outside the ordinary course of business. Therefore, in so far as the Proposal may be interpreted to relate to such uniform, across-the-board plans, it should be omitted under Rule 14a-8(c)(7).

Pursuant to Rule 14a-8(d), the Company has notified Joanna Scott-Meyers of its intention to omit her Proposal from its proxy materials and has enclosed a copy of this letter with the letter to Ms. Scott-Meyers. A copy of my letter to Ms. Scott-Meyers is attached. Preliminary copies of the Company's proxy statement and form of proxy are expected to be filed, if required pursuant to Rule 14a-6(a) on or about January 26, 1993, and definitive copies on or about March 1, 1993. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(d). If you have any questions regarding this matter, please call me at (215) 841-4263.

Very truly yours,

E. C. Kirk Hall
Assistant General Counsel

ECKH/cw
Enclosures

t:/eckh/corres/sec.pro

INQUIRY LETTER 2

JOANNA SCOTT-MEYERS

305 N. POMPANO BEACH BLVD. APT. #1412

POMPANO BEACH, FLORIDA 33062

L. S. Binder, Secty.,
◄Philadelphia Electric Company►
2301 Market Street
Philadelphia, Pa. 19101

Dear Secretary Binder,

The following proposal is submitted for inclusion in the notice for the annual meeting in 1993.

WHEREAS: The Board of Directors and its' appointed Management team are theoretically democratically elected by the stockholders and charged with the policy making and operation of the Corporations' business, and

WHEREAS: in the real world the Board is, in fact, elected in an autocratic "OLD BOY SCHOOL" manner; controlled by a self perpetuating management with its' control of proxies submitted by the largest stockholders having interests of their own and an unsuspecting and naive array of the small stockholders, and

WHEREAS: the Board, at the instigation of Management, is led into establishing a wide variety of PERCS; i.e. attractive employment contracts, incentive plans, option plans, health accident life and medical plans, and "you name it plans" ad infinitum until it borders on the obscene, and

WHEREAS: these Percs are granted, allegedly, for the good and welfare of the stockholders; although in truth the beneficiaries are Management, the Board and sundry other executives irrespective of whether this group produces a profit, and

WHEREAS: there is a Management perception that stockholders eat only after the above groups are well fed and then only to be spoon fed at Managements' benevolence and

WHEREAS: the small stockholders, in fact, have no in-put or voice in the granting of the above noted Percs, and

WHEREAS: the point specifically--is the Corporation existing for the primary benefit of the Directors and Management or the Stockholders???, now

THEREFORE: BE IT RESOLVED, that a Committee of small stockholders be elected, by those stockholders of limited numbers 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees. Under all conditions the Corporation will bear the expense of this resolve.

Respectfully submitted,

Joanna Scott-Meyers

Date 4/29/92

STAFF REPLY LETTER

July 30, 1992

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: ◄Philadelphia Electric Company (the "Company")
Incoming letter dated June 1, 1992

The proposal relates to the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan or plans "... that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees".

There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials on the grounds that it is vague and indefinite. Rule 14a-8(c)(3) permits the omission of a proposal that is contrary to any of the Commission's proxy rules and regulations, including rule 14a-9, which prohibits false and misleading statements in proxy materials. In this regard, the Division concurs in your view that the proposal is so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Under these circumstances, the Division will not recommend enforcement action to the Commission if the proposal is omitted from the Company's proxy materials. In reaching a position, the staff has not found it necessary to reach the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

NON: SFH01 WSB#080392002 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A90800acf-7fff-3978-8131-193d510d72bf&KT=L&fNoLFN=TRUE& SFH01 #11445 [SEC-ALNK]

NO-ACT, WSB File No. 0207200519, Int'l. Business Machines Corp.

Int'l. Business Machines Corp.

Public Availability Date: February 02, 2005

WSB File No. 0207200519

Fiche Locator No. None

WSB Subject Categories: 73 77

References:

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

[INQUIRY LETTER]

November 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of **Mr. Fred S. Strauss**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Fred S. Strauss (the "Proponent"). The Proponent, who, for many years, has complained about the fact that the Company cut its dividend in 1993, and has sought for the Company to increase its dividend to its pre-cut level, now proposes

"that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred."

IBM believes that the Proposal can properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED *IN ITS ENTIRETY* UNDER RULE 14a-8(i)(3), AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PERMITS THE EXCLUSION OF A PROPOSAL SO VAGUE AND INDEFINITE THAT NEITHER THE STOCKHOLDERS VOTING ON THE PROPOSAL NOR THE COMPANY IN IMPLEMENTING THE PROPOSAL (IF ADOPTED) WOULD BE ABLE TO DETERMINE WITH ANY REASONABLE CERTAINTY EXACTLY WHAT ACTIONS OR MEASURES THE PROPOSAL REQUIRES.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In particular, companies, faced with proposals like the instant one, have successfully argued that proposals may be excluded in ***their entirety*** if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. ***See*** U.S. Securities and Exchange Commission, Division of Corporation Finance, *Staff Legal Bulletin Number 14B, Shareholder* Proposals (September 15, 2004), where the Division recently clarified its interpretative position with regard to the continued application of rule 14a-8(i)(3) to stockholder proposals which remain hopelessly vague and indefinite.

Although the Proposal might seem simple at first blush, upon inspection, it can be seen as subject to multiple interpretations, and once carefully studied, is hopelessly confusing and unclear. As such, we assert it is subject to outright exclusion under the proxy rules as vague and indefinite. As noted earlier, in the instant case, the Proponent has had a long history of communications with IBM about the amount of our common stock dividend. The Proponent remains upset, both that the Company reduced its dividend in 1993, and that the amount of the dividend payout continues to remain below what it was prior to 1993, despite regular annual increases of such dividend. The instant Proposal is no more than another transparent attempt to incent the Company to restore the dividend payout level to where it was before it was reduced in 1993. As the Proponent writes in the first sentence of his Proposal letter:

"On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.

During the same period of time, directors and officers have received increased remuneration.

At the current rate of annual increases of the dividend, it will take five or more years or longer just to get back to where we were in 1993.

I am, therefore proposing **that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred."**

The actual Proposal, quoted in the last paragraph immediately above, is in reality quite confusing, since it can be interpreted in ***at least three (3) different ways,*** with each interpretation giving rise to vastly different results. As we will show below, the Proposal clearly cannot pass muster under Rules 14a-8(i)(3) and 14a-9 and should be excluded in its entirety as vague and indefinite. See *General Electric Company* (January 23, 2003) (proposal seeking cap on "salaries and benefits" of one million dollars for GE officers and directors excluded in its entirety under rule 14a-8(i)(3) as vague and indefinite); *International Business Machines Corporation* (January 10, 2003) (proposal requiring two nominees for each "new member" of the board excluded under rule 14a-8(i)(3) as vague and indefinite); *The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the stockholders nor the company would know how to implement the proposal); *Philadelphia Electric*

Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of stockholders because "the proposal is so inherently vague and indefinite" that neither the stockholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal"); *Joseph Schlitz Brewing Company* (March 21, 1977). As with each of the letters cited above, the Company also submits that the instant Proposal is woefully vague and indefinite, and should be excluded from our 2005 proxy statement.

There are multiple interpretative problems with the instant Proposal. In the first place, although the Proponent is clearly targeting IBM Officers and Directors, the Proposal does not state, and we don't know, *which* officers and directors should "have their '*pay*' reduced." (emphasis added) Who are the "***responsible***" officers and directors? The Proposal can be read in *at least* three ways:

A. Is the Proposal suggesting that we reduce the pay of IBM's ***current*** officers and directors to 1993 levels because *they* are the officers and directors now "responsible" for the reduced dividend payout? ***or***

B. Is the Proponent suggesting that the Company reduce the pay of the IBM officers and directors who held such officer and director positions *in 1993*, as the "responsible" ones for initially implementing the "reduced payout"? ***or***

C. Is the Proponent suggesting that we hold "responsible" and reduce the pay of *all* officers and directors who have served on and after 1993 (i.e., past and present) --irrespective of where they were and what positions they held in 1993 --based upon the Proponent's intense focus on the fact that the dividend payout, having been reduced in 1993, *still remains "way below" the 1993 payout level*, and, in his words, "*will take five or more years or longer just to get back to where we were in 1993*?"

In short, we don't know which officers and directors to hold **"responsible for this reduced payout"** and, as a result, we can't determine which of these three (3) different interpretations may be the correct one. Although there may be still other ways to interpret the Proposal, we can see and will outline at least ***three*** (3) different ways to read this Proposal, but we have no way to interpret the intent of the Proponent with any degree of certainty, and such intent cannot be gleaned anywhere from the language of Proposal or the preamble thereto. Moreover, if IBM --as the entity most familiar with the instant situation with this Proponent, having studied the Proposal in light of the Proponent's long-standing history with the Company --finds the Proposal hopelessly vague and indefinite, we respectfully suggest that IBM stockholders at large, faced only with the stark and confusing language of the Proposal, would also be hopelessly confused if they ever had to interpret, vote upon, and/or suggest the proper implementation of such submission. As a result, the entire Proposal should properly be excluded under Rules 14a-8((i)(3) and 14a-9.

In this connection, the U.S. District Court, in the case of *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), stated:

the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

The very same problem associated with the *NYCERS* proposal also exists with the instant submission. For the convenience of the staff, the Company has set forth below a discussion of three (3) different alternative readings of the Proposal, which readings only serve to highlight the confusion over the Proposal's intended scope. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

A. The Proposal can be read to have IBM reduce the "pay" of the Company's current officers and directors, inasmuch as IBM's current officers and directors are the ones in position to raise the dividend to 1993 levels, yet have failed, despite multiple requests from the Proponent, to do so.

Under this first reading of Proposal, the Proponent would have the Company reduce the pay of the Company's *current* officers and directors, because such current officers and directors have not heeded the Proponent's demands to restore the dividend to its original amount, notwithstanding his multiple letters to the Company admonishing us to increase our dividend. Since it is the *current* group of officers and directors that are involved in corporate decision-making under this reading, the Proponent may, through the filing of this stockholder proposal, be seeking to induce such decision makers to see things his way, or pay a financial penalty (in the form of reduced "pay") for their failure to do so. In this connection, the Company's *current* Board of Directors retains exclusive jurisdiction over the amount of the Company's dividend. In this connection, Article Four of the Company's Certificate of Incorporation provides, in pertinent part, that stockholders:

"shall be entitled to receive such dividends...as may from time to time be declared *by the Board of Directors.*" (emphasis added)

Since Article Four of our Certificate of Incorporation places matters relating to the Company's dividend within the province and discretion of the Company's *current* Board of Directors, the Proponent could be seeking to penalize those directors, as persons with both the jurisdiction and ability to effect the desired dividend increase, for their collective failure to adhere to the Proponent's demands. In effect, since IBM's current Directors have not increased the dividend in an amount sufficient to satisfy the Proponent, he could be seeking for IBM stockholders to vote on having the Company reduce the "pay" of such current directors to the level prevailing in 1993.

But if it is the "pay" of the Company's *current* directors and officers that the Proponent seeks to roll back to 1993 levels, multiple additional interpretative problems abound. As will be shown, ***infra,*** it is both incorrect as well as facile to assume that such a task can be lawfully accomplished, given the fact that both our Officer and Director personnel, as well as their respective "pay" and other compensatory benefits, have changed over the years.

1. Multiple Personnel Changes since 1993 (*Current* Officers and Directors)

In this case, the very personnel who hold the positions of IBM directors and officers have changed multiple times since 1993, and we don't know which officers and directors whose "pay" the Proponent now seeks to reduce. For illustrative purposes, we are attaching to this letter the following extracted pages from our Forms 10-K and proxy statements listing various IBM directors and officers whom the Proponent may be seeking to target:

Exhibit	*Description*	*Source*
B	1993 Directors	1993 Proxy Statement
C	1993 Officers	1992 Form 10-K

D	Current Directors	2004 Proxy Statement
E	Current Officers	2003 Form 10-K

Under the first reading of the Proposal, with the Proponent's focus on reducing the pay of *current* officers and directors to 1993 levels, it is quite noteworthy, upon a review of Exhibits B, C, D and E --that only *2* of the Company's current directors were directors in 1993 when the dividend was reduced. Furthermore *NONE* of the Company's current officers were officers in 1993, and two of our current officers were not even working for IBM at all in 1993. How are we to go about reducing the "pay" of our ***current*** officers and directors to 1993 levels, when nearly all of them weren't in such positions 11 years ago, or were not even with IBM at all back in 1993?

Were this not enough, following the 1993 dividend cut, during the post-1993 tenure of all individuals holding the positions of officers and directors at IBM, the Company has only INCREASED the amount of our dividend, albeit not to the satisfaction of this Proponent. If it is truly the Proponent's intent to penalize IBM's *current* officers and directors --the overwhelming number of whom had absolutely no connection to 1993 dividend cut --such intent is both confusing and misplaced. And, just as we are confused by the Proponent's intent, we are convinced that IBM stockholders at large would be similarly confused --and mislead --as to which directors and officers the Proposal is targeting.

2. Elements of "Pay" have Changed since 1993 (*Current* Officers and Directors)

We are also confused over how the "pay" element of this Proposal could ever be lawfully implemented against the Company's current officers and directors. First, how would the Company determine the "1993 levels" of "pay" for the Company's **current** officers and directors? In addition to the fact that the officer and director personnel involved are different from the personnel in place back in 1993 --[*compare Exhibits B and D for changes in Director personnel, and Exhibits C and E for changes in Officer personnel*] - many elements of the Company's compensation programs have also changed substantially from 1993 to the present time. We have been given no guidance by the Proponent as to what elements of "pay" ought to be included and excluded from the Proposal's scope for purposes of reducing such "pay" to 1993 levels.

a. Director "Pay" (*Current* Directors)

Director compensation is different today from what it was in 1993. For example, in 1993, IBM's outside directors were provided with a separate retirement plan, which plan constituted an integral part of their compensation package. The Company subsequently terminated such retirement plan for directors, and established, following stockholder approval in 1995, a Non-Employee Directors Stock Option Plan. Given these and other changes over the years, if the Proposal is meant to have the Company roll back director "pay" to 1993 levels, does this mean we would have to look back to 1993, determine what "pay" was available or accrued as of such date for our directors, and provide that amount of "pay" in the same form to our ***current*** directors? If so, does that mean we would have to reestablish the retirement plan for our **current** directors, even though all of our current directors are not otherwise eligible for, and cannot participate in such retirement plan? On the other hand, if this is not the intent of the Proposal, and we would not have to recreate the precise pay package which was available for directors back in 1993, how would the Company go about providing equivalent benefits to our directors for "pay" we would have to eliminate --such as the stock option plan, which plan did not even exist in 1993? In particular, if "pay" were to be rolled back to 1993 levels, would the Company be expected to rescind all stock option grants, since we had no director stock option plan in 1993? Aside from the fact that implementation would be both unlawful and beyond the power of the Company to implement, see Arguments II, III and IV, ***infra,*** the Proposal is hopelessly confusing. We simply don't know how to interpret or implement this Proposal. And, needless to say, if after having studied this Proposal, we are hopelessly confused by the Proposal's inherent vagueness, IBM stockholders trying to discern the intent and application of this Proponent would be similarly confused. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

b. Officer "Pay" (*Current* Officers)

The Proponent's desire to roll back IBM officer "pay" to 1993 levels carries with it similar interpretative infirmities as well as illegalities. In addition to the fact that elements of compensation have changed, so too have the IBM personnel holding the officer positions the Proponent is targeting. As noted earlier, in addition to the fact that *none* of IBM's current officers held such positions in 1993 [***see and compare Exhibits C and E***], at least two of our current officers were not even working ***at all*** for IBM in 1993. How should the 1993 "pay" for these people be determined? By reference to their "pay" at their 1993 employers? Is the Proponent suggesting we go back to their 1993 employers and find out how much their "pay" was, and adjust their "pay" to what their 1993 employers were paying them? Or, since "pay" can just as intelligently be read to include all elements of compensation, since these people worked at different companies with different compensation packages, might the Proponent also be suggesting that we go back and seek information from their other employers about their ***total*** compensation packages in 1993? If their ***total*** compensation is not to be considered, what elements of compensation would the Proponent have us consider? What if these persons made *more*, either in base pay, or in total compensation in 1993 than they do here currently? Should the "pay" of such persons be increased? If not, should their "pay" be decreased? Perhaps "pay" could be determined by reference to the "pay" of the persons ***in IBM*** who, in 1993, held the same or similar positions. We don't know, and again we have no answers to the multitude of questions the Proposal raises.

Were this not confusing enough, for both IBM officers as well as rank and file IBM employees, the Company has changed, and compensation packages have not remained static over the years. If the Proposal is meant to apply to the *current* IBM officers (again, *none* of whom were IBM officers in 1993), and if these officers' pay is to be **"reduced to the level prevailing in 1993,"** how would the Company properly determine what items of compensation should go into the "pay" calculation for such persons? Would both "base" compensation as well as the officer's "incentive" compensation be considered part of "pay"? We don't know.

How would the Company handle the "pay" for those IBM officers who worked in 1993 under a commissioned sales plan? Would such commissions be considered part of their "pay"? And, if the commissions for such persons resulted in their receipt of a ***greater*** amount of "pay" in 1993 than the current officer's compensation, would those persons who are now IBM officers receive *increases* rather than decreases in their "pay"? We simply don't know and the Proponent has provided us with absolutely no guidance.

Stock options raise other unanswered issues. The grant of a stock option constitutes an important element of an officer's total compensation package (i.e., "pay" in the Proponent's parlance). The value of stock options fluctuate, depending on the market price of the underlying stock. With stock options, how could the Company ensure that the "pay" for an IBM officer was reduced to the level prevailing in 1993? Would we be expected to prevent an officer from exercising a lawfully vested stock option? If we can't prevent the exercise of a vested stock option, how could we lawfully cap the profit that might otherwise be gleaned upon exercise of the stock option? We don't know. In addition to the illegalities associated with these type of "pay" issues raised by the Proposal, See Arguments II and III, ***infra***, we just don't know how we would be able to go about implementing something like this. Indeed, the Proposal raises many more questions than it answers. We submit that if the Company has this much difficulty interpreting the Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders at large should have to interpret, let alone try to implement such a vague and indefinite Proposal. As such, the entire Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Time Frame for Implementation (*Current* Officers and Directors)

We are also confused over the time frame under which the Proponent's reduction in "pay" would, if implemented, remain in effect. Again, the Proposal has provided us with no definitive guidance. The Proponent's oblique reference to the dividend is of no real assistance either. In his words:

"at the current rate of annual increases of the dividend, it will take *five more years or longer* just to get back to where we were in 1993." (emphasis added).

What is the Proponent getting at here? Does the "five more years or longer" period stated by the Proponent also provide us with some timing element for the putative "pay" reduction? That is to say, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction would be rescinded? Or, does the Proponent intend that the "pay" reduction be permanent? Again, we don't know, and the Company should not properly have to make so many assumptions on these issues, as we would be engaging in pure speculation. Similarly, IBM stockholders should not be made to speculate on such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

4. Post - Reduction Increases in "Pay" *(Current* Officers and Directors)

If there is not to be permanent reductions in "pay," the Proponent has also failed to provide us with any guidance over whether any interim increases in "pay" would be permitted for the affected IBM Officers and Directors following the putative "pay" reduction. In this connection, we wonder whether any "pay" increases would be allowed, or whether the "pay" would remain frozen forever? If interim "pay" increases are to be allowed, how should the Company handle them and what should the amount of any permitted "pay" increases be gauged by? Should increases in officer and director "pay" parallel the increases that may be made to the Company's dividend? The consumer price index? Some other yardstick? As before, neither the Company nor IBM stockholders at large should be made to speculate, or otherwise make so many assumptions about this vague Proposal, including, without limitation, any details regarding the reduction in "pay" called for by the Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

B. The Proposal can also be read to have IBM reduce the "pay" of only those officers and directors who held such officer and director positions in 1993 (hereinafter, the "1993 Officers and Directors") --the year when the amount of the dividend payout was cut --as the Proponent can be seen as viewing these particular 1993 Officers and Directors as the ones "responsible for this reduced payout."

A second and equally plausible reading of the Proposal has the Proponent targeting only the IBM Officers and Directors who actually cut the dividend in 1993, by reducing the "pay" of these 1993 Officers and Directors for their actions.

In the Proponent's words:

"the officers and directors responsible for this reduced payout be treated just like the shareholders and have *their* pay reduced to the level prevailing in 1993 when this change occurred."

The Proponent's use of the two phrases ***"responsible for this reduced payout"*** and ***"when this change***

occurred*"** provide some support for this second interpretation of the Proposal, inasmuch as these phrases may well indicate a more directed focus by the Proponent on the *very* IBM officers and directors who held such positions in 1993. These persons could be the ones, in the Proponent's mind, as those involved in the initial decision-making to cut the dividend, and in the Proponent's words, ***"the officers and directors responsible for this reduced payout,"

The Proponent may well seek to brand and censure only the 1993 Officers and Directors. Yet, if the 1993 Officers and Directors are to be the only ones targeted under the Proposal, and the reduction in "pay" be made applicable only to such 1993 Officers and Directors for reducing the dividend, substantial questions --as well as additional unresolved issues --abound, for which the Proposal again provides no guidance. As in the first alternative reading, under which the Proposal was interpreted as applying to ***current*** IBM Officers and Directors (Subsection IA of this letter, *supra*), we are equally confused and perplexed over how to apply the Proposal to the 1993 Officers and Directors. And, if IBM, having studied this Proposal and its multiple interpretations, is confused and perplexed, we believe that IBM stockholders at large would be too, as our stockholders, however intelligent they may be, are necessarily not at all familiar with the Proponent and his underlying intent, which simply can't be gleaned from the Proposal. Set forth below are some of the problems and issues we see, which are not subject to clear interpretation or resolution under this second interpretation of the Proposal.

Under this second interpretation, if the Proponent would have the Company reduce the pay of the Company's *1993* Officers and Directors --because such officers and directors were the ones responsible for the cut in the dividend --and penalize such individuals for their action --the overwhelming number of which Officers and Directors have now left IBM --a variety of ***different*** problems arise. As noted above, *none* of the 25 IBM Officers from 1993 are still with the Company, and only 2 of the 18 IBM Directors from 1993 remain on our Board. Those 1993 Officers and Directors who left IBM have all retired, and at least one of them has since died.

If it is the "pay" of these 1993 Officers and Directors that the Proponent wants to cut, **by having "their pay reduced to the level prevailing in 1993,"** multiple interpretative problems exist. As will be noted in Arguments II and III, *infra*, it is wholly incorrect to assume that such a task could even be accomplished lawfully, given that such 1993 Officers and Directors have legally enforceable contractual rights under various IBM benefit plans, which simply cannot lawfully be changed unilaterally.

1. Present Status of 1993 Officers and Directors *(1993 Officers and Directors)*

As noted above, *all* of the Company's twenty-five 1993 Officers and 16 of the 18 IBM Directors from 1993 have left IBM. All who left have retired, and at least one of them is now deceased. If we are to interpret the Proposal to reduce the "pay" of the 1993 Officers and Directors back to 1993 levels --with the reduction of "pay" necessarily being applicable to affected Officers' and Directors' retirement, stock option and other vested benefits --any attempt by IBM to unilaterally implement such Proposal would also cause the Company to violate Rule 14a-8(i)(2), inasmuch as such an implementation by IBM would violate the terms and conditions of various preexisting contracts and benefit plans in place with our Officers and Directors, as well as both federal and state laws which govern such contracts and benefit plans. See Arguments II and III, *infra*. However, there are also multiple additional interpretative problems which make this reading of the Proposal equally subject to exclusion as hopelessly "vague and indefinite" under Rules 14a-8(i)(3) and 14a-9.

2. Elements of Pay have Changed *(1993 Officers and Directors)*

As with the *current* IBM Officers and Directors outlined earlier, we are similarly confused over how the "pay" element of this Proposal could be implemented for the 1993 IBM Directors, nearly all of whom have left. Even for the 2 IBM Directors who remain in active status, many elements of the Company's compensation have changed from 1993.

While each of the 1993 Officers and Directors received their salaries and other benefits while actively employed, after each Officer and Director left the Company, other forms of compensatory benefits (i.e., "pay" under the Proposal), became available to such persons in accordance with the terms of contracts and plans applicable to them, including the commencement of retirement benefits, and the vesting of stock options. As noted earlier, we have been given no guidance from the Proponent as to what should be included and excluded from the Proponent's definition of "pay" for purposes of reducing the "pay" of these persons to 1993 levels.

a. Director Pay *(1993 Directors)*

As noted earlier, in 1993, IBM's outside directors received compensation during the term of their service, as well as a separate retirement plan. Both constituted integral parts of their overall compensation package. As such, one could well read the Proposal to include both of these elements as "pay" thereunder. Yet, it is particularly noteworthy that the Company terminated the outside director retirement plan on a going forward basis for directors elected on and after 1995. Directors not in pay status at such time were no longer eligible to receive retirement benefits. For those 1993 Directors who were eligible to retire --and retired --under the terms of the plan, such directors retained a legally enforceable contractual right to continue to receive their vested retirement benefits under the terms of that plan. It is axiomatic that these contractual rights would now be violated if IBM were to implement the Proposal and reduce the "pay" of such directors back to 1993 levels. Moreover, the Proponent has failed to consider, let alone suggest how we might go about properly reducing the pay of such directors back to 1993 levels.

For other 1993 Directors who were not in pay status when the retirement plan was terminated, such directors received restricted stock equal to the value of their accrued benefit. Given the passage of time, some of those 1993 Directors who received shares in lieu of retirement benefits have since left the Company without any retirement benefits. If the Proposal is truly meant to have the Company bring "pay" back to 1993 levels, would this mean that we would have to look back to 1993, and reestablish the retirement plan the Company abolished in order to provide such 1993 directors with the pay **"prevailing in 1993"** when the dividend was reduced?

Furthermore, if we were to implement the Proposal, how would we deal with the 1993 directors who received stock in lieu of their accrued retirement benefits? Would those directors have to return the stock? What if they disposed of such stock? The Proponent has provided no guidance on this matter. As with our discussion of the application of the Proposal to our *current* directors, *supra*, we again submit that the Proposal is utterly unclear and unworkable. Indeed, the Proposal's inherent vagueness provides ample rationale for its outright exclusion under Rules 14a-8(i)(3) and 14a-9.

b. Rolling Back 1993 Officer Pay *(1993 Officers)*

The Proponent's desire to roll back IBM Officer "pay" to 1993 levels carries with it similar interpretative difficulties for the 1993 Officers. (See Exhibit C) Inasmuch as all of the 1993 Officers have, by now, left the Company, together with whatever benefits were lawfully due them, the instant attempt to reduce the "pay" for our 1993 Officers "to the level prevailing in 1993" also raises a host of additional questions without answers.

As noted earlier, compensation for our employees has undergone multiple changes over the years. As IBM employees, each of the 1993 Officers was provided with various benefits. How does the Proponent propose to have us reduce the benefits (i.e. "pay") of these officers on a *post-facto* basis, back to 1993 levels? If the Proposal is truly meant to apply only to the *1993* IBM Officers (none of whom remain with the Company), and if the Proponent wants us to reduce the "pay" of such Officers to 1993 levels, is the Proponent also suggesting we recalculate their retirement and other benefit accruals retroactively? (i.e., as of 1993)? If we do so, how would we handle any post-1993 service? Are we to compensate or otherwise credit such Officers for any additional (post-

1993) service? If so, how? As many of these now retired Officers worked for IBM after 1993 before retiring -- and accrued additional vested benefits under our retirement and other plans --the mere suggestion to unilaterally roll back their "pay" to 1993 levels would clearly be unlawful; ***see*** Arguments II and III, *infra.*

In addition to being unlawful, as before, the Proponent has provided us with no implementation guidance. IBM again submits that if the Company has such difficulties interpreting such an ill-conceived Proposal, IBM stockholders at large would also be hopelessly confused. Indeed, neither the Company nor IBM stockholders should have to interpret, let alone vote upon, such a vague and indefinite Proposal. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

3. Implementation time frame / Interim Adjustments *(1993 Officers and Directors)*

Just as with the potential interpretation of the Proposal applying to ***current*** IBM Officers and Directors, discussed earlier, we also have many of the same unanswered questions for the ***1993 Officers and Directors.*** We have been given no guidance for any time frame under which the reduction in "pay" would remain in effect. While the overwhelming majority of the 1993 Officers and Directors have left IBM, with their "pay" being otherwise fixed, two 1993 Directors remain active on the Board. Does the Proponent seek only for their "pay" to be reduced, leaving other IBM directors unaffected? If so, how long would their cut in "pay" stay in effect? We don't know.

And, as with the Current IBM Directors, would the Proposal permit interim increases in "pay" for the two affected 1993 Directors who still remain on the Board? If so, what yardstick should we use to determine the amount of any pay increases for the two directors the Proponent appears to want to penalize? As before, is the Proponent suggesting that once the dividend is restored to its 1993 level, the "pay" reduction for these two 1993 Directors would be rescinded? We don't know, and neither IBM nor our stockholders should be made to speculate on any of such matters. As such, the Proposal should be excluded from further consideration under Rules 14a-8(i)(3) and 14a-9.

C. The Proposal can be also read in a third way: To have IBM reduce the pay of all officers and directors (from 1993 forward), including both past and current officers and directors, since all of the Company's officers and directors could be viewed as collectively "responsible for the reduced payout," because the payout has not yet been restored to the payout amount prior to the cut, and because, in the Proponent's view, "it will take five more years or longer just to get back to where we were in 1993."

The Proposal can be interpreted in yet a third way. As noted above, this third reading of the Proposal, if implemented, would hold ***all IBM Officers and Directors (i.e., those holding these positions from 1993 forward)*** collectively responsible for the reduced dividend payout, irrespective of when they worked in such capacities for IBM on and after 1993, and irrespective of whether such IBM Officers and Directors are still employed by the Company. Note that this third potential reading of the Proposal would cover *all* persons who were IBM Officers and Directors on and after the date of the dividend cut, including *not only* those Officers and Directors who have since retired, or otherwise left the Company, *but also* those Officers and Directors who joined the Company **after** the 1993 dividend cut.

The rationale for this ***third*** potential interpretation of the Proposal may be gleaned from the text of the Proposal, since *all* of these persons have, at some time on or after the date of the 1993 dividend cut, worked as an IBM Officer or Director, and during this period of time, the Proponent received lower dividends than he received prior to the 1993 dividend cut. Because the quarterly dividend *still* remains lower on a per-share basis than the original per share dividend payout prior to the 1993 cut, this interpretation of the Proposal --to penalize ***all*** IBM Officers and Directors who served during this time frame (and continue to serve) --can be supported inasmuch as they are all, in some way, "responsible for this **reduced payout**."

Needless to say, this third interpretation of the Proposal carries with it all of the problems and unresolved issues discussed earlier in our analysis under both Argument IA, dealing with the Company's ***current*** Officers and Directors, as well as Argument IB, dealing with the Company's ***1993*** Officers and Directors, which arguments won't be repeated here.

Yet, there are additional anomalies associated with this third interpretation of the Proposal. Under this third reading, the Proponent is also targeting individuals under whose tenure the actual amount of the dividend only ***increased***. In this connection, and as the Proponent well knows, following the 1993 cut in the Company's dividend to the present time, the amount of the Company's dividend has increased, not decreased, and during this same period of dividend increases, some Directors and Officers have joined the Company, and others have left. The IBM Officers and Directors caught in the Proponent's dragnet under this reading, who are not otherwise described in our earlier analysis, will be referred to for convenience as the "*Interim* Officers and Directors."

One example illustrating the utter infirmity of the Proposal's application to Interim Officers and Directors is its application to one such Interim Officer, our own former general counsel, who joined IBM in 1995 and retired in 2002. During his tenure, the common stock was split twice (in 1997 and 1999), and the amount of the dividend increased over 100%, going from $0.25 per share to the pre-split equivalent of $0.56 per share. Yet, under this third reading of the Proposal, the Proponent would have the Company reduce the "pay" of such Interim Officer to "the level prevailing in 1993," *two years* ***before*** he even began employment at IBM.

There are a variety of other interpretation and implementation problems associated with this third alternative. Moreover, although Interim Officers and Directors served during a period in which the Proponent received less cash than he received on a per share basis before the 1993 dividend cut, since the amount of the Company's dividends has consistently increased since the 1993 dividend cut, we believe IBM stockholders at large reading this Proposal under this third reading would be utterly confused and misled, both as to its interpretation and its application, particularly as to the Interim Officers and Directors. As with both of the two alternative readings outlined earlier, we maintain that the Proposal is hopelessly vague and indefinite. As such, we conclude that placing the Proposal in our proxy statement would be violative of both Rule 14a-8(i)(3) and Rule 14a-9.

In sum, there are multiple ways to interpret this Proposal. It can be read to apply to ***Current*** Officers and Directors, ***1993*** Officers and Directors, and/or ***All*** Officers and Directors serving from 1993 forward, including ***Interim*** Officers and Directors. It can also be read in other ways we have not outlined here. As noted above, the application of the Proposal to each of the groups we have described leads to vastly different (and confusing) results. Clearly, neither IBM stockholders nor the Company should have to wonder how the text of the instant Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are:

so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Philadelphia Electric Company* (July 30, 1992).

The staff's response above applies with full force to the instant Proposal. The courts have also supported such a view, quoting the Commission's rationale:

it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. *Dyer v. Securities and Exchange Commission*, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of *NYC Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("NYCERS"), the court stated:

the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

We do not believe the *NYCERS* standard has been met in this case. As such, we believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

II. THE PROPOSAL CAN ALSO BE OMITTED AS TO *BOTH* IBM OFFICERS AND DIRECTORS UNDER RULE 14a-8(i)(2) BECAUSE, IF IMPLEMENTED, WOULD REQUIRE THE COMPANY TO VIOLATE STATE LAW PROVISIONS GOVERNING THE EXERCISE OF RIGHTS AND OPTIONS UNDER THE COMPANY'S STOCK OPTION PLANS, THUS ALSO MAKING IT IMPOSSIBLE FOR THE COMPANY TO LAWFULLY IMPLEMENT UNDER RULE 14a-8(i)(6).

The Company firmly believes that exclusion of the Proposal under Rules 14a-8(i)(3) and 14a-9 is proper. Rule 14a-8(i)(2), however, provides another independent basis for its omission. Such rule permits omission of a proposal where the proposal, if implemented, would require IBM to violate any State law or Federal law of the United States, or the law of any foreign jurisdiction to which IBM is subject. IBM's Officers and Directors have received grants of options and other contractual benefits under binding Award Agreements, the terms of which are governed by plans operating under and subject to New York State law. Under any of the three different readings of the Proposal, any implementation which would have IBM unilaterally reduce the "pay" of our officers and directors to 1993 levels would cause the Company to violate the terms of these Agreements now in place with our officers and directors. Rights and options existing under these Agreements include, among other items, non-qualified stock options, incentive stock options and other annual and long-term performance incentive awards. All awards have been properly issued pursuant to Award Agreements which are subject to and governed by the terms of the applicable Plans, which Plans and Agreements are, in turn, governed by New York State law.

It is axiomatic that the ability of a participant to exercise or otherwise receive the benefits of any options or rights due and owing under existing plans is subject to the terms of the respective benefit plan and the Award Agreement, and any unlawful interference by the Company with the ability of a Plan participant to exercise rights and options validly granted under the terms of a plan and Award Agreement would constitute an actionable breach of the terms of the plan and the applicable Award Agreement, in violation of New York State law.

The "pay" rollback aspect of the Proposal can be read to unilaterally inject new conditions into the terms of these plans and Award Agreements. Either the Proponent seeks to ensure that these Plans be read to preclude the exercise of rights and options to the extent the affected Officer or Director would receive amounts exceeding 1993 pay levels, or that the Company somehow limit the ability of affected Officers and Directors from *fully* exercising their rights under the plans and Award Agreements. Any unilateral modification of the terms of these Award agreements under the plans is unlawful, and therefore excludable under Rule 14a-8(i)(2).

In this connection, courts have held that an unlawful interference with an employee's ability to exercise vested rights in similar circumstances constitutes an actionable breach of contract under New York law. See *Steranko v. Inforex, Inc.*, 362 N.E.2d 222, 231-33 (Mass. App. 1977)(applying New York law); Annotation, *Rights and Liabilities as Between Employer and Employee With Respect to Employee Stock Option Plans*, 96 A.L.R.2d 176 (1964 and 1995 Supp.); *Ballard v. El Dorado Tire Company*, 512 F.2d 901, 907-08 (5th Cir. 1975)(fulfillment of a contract promise, here to issue stock, is not excused by a condition which the promisor himself causes to happen. Plaintiff entitled to recover for loss of stock he would have earned but for his employer's prevention of his fulfilling the condition necessary to receive such stock). As long as a participant has been granted an Award pursuant to an Award Agreement, and remains in compliance with the terms of the Award Agreement and the applicable plan, the Company cannot lawfully limit the right of such employee to exercise his vested rights and options under such

Agreement.

Implementation of the instant Proposal under any of the three readings outlined earlier would require the Company to breach the terms of the plans and Award Agreements --and New York law --by preventing, restricting or otherwise interfering with the affected Officers' and Directors' ability to exercise rights under their Award Agreements or to receive benefits otherwise due to them under applicable plans. Such activities would clearly cause the Proposal to run afoul of Rule 14a-8(i)(2). See, e.g. *Sensar Corporation* (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized properly excluded under Rules 14a-8(i)(2) and (i)(6)); *BankAmerica Corporation* (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); *International Business Machines Corporation* (February 27, 2000) (proposal relating to terminating and renegotiating CEO's retirement package excluded under Rule 14a-8(i)(2)); *International Business Machines Corporation* (December 15, 1995)(proposal to set the compensation of the CEO, Vice Chairman and CFO at specified levels determined to violate state law and predecessor to rule 14a-8(i)(2) by breaching existing contracts). See also *Whitman Corporation* (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); *Growth Stock Outlook Trust Inc.* (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6)); *Rockwell International Corporation* (November 6, 1985). Since the underlying plans and Award Agreements are governed by New York State Law, and the Company cannot lawfully implement the Proposal unilaterally without violating the terms of the plans and Agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rules 14a-8(i)(2) and 14a-8(i)(6).

III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(2) AS VIOLATIVE OF THE REQUIREMENTS OF FEDERAL LAW WHICH BOTH THE COMPANY AND THE IBM RETIREMENT PLAN ARE SUBJECT.

As applied to the Company's Officers, the Proposal seeks to have vested pension benefits reduced to 1993 levels. Such an action would, if implemented, clearly violate the express terms of federal law, specifically the anti-forfeiture and anti-alienation provisions of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. 1001 et. seq., as well as those provisions of the Internal Revenue Code (the "Code"), 26 U.S.C. 401 et seq. applicable to qualified plans such as the IBM Retirement Plan.

The terms of the IBM Retirement Plan, a qualified pension plan, are subject to and governed by both the terms of ERISA and the Code, as well as the administrative regulations promulgated by the Department of Labor ("DOL") and the Internal Revenue Service ("IRS"). Pension plans, such as the IBM Retirement Plan, are defined under the law as being for the primary purpose of providing "systematically for the payment of definitively determinable benefits to [its] employees over a period of years, usually for life, after retirement." Internal Revenue Service Reg. 1.401-1(b)(1)(i). Furthermore, the IBM Retirement Plan is a defined benefit pension plan, which carries with it the promise that an employee who fulfills the obligations necessary to qualify for benefits under the plan receives a specific retirement benefit. *Id.* The instant proposal seeks to have the Company take actions which would expressly violate both the letter and spirit of these laws, as described below. Since implementation of the Proposal would result in a violation of such laws, the Company views Rule 14a-8(i)(2) as providing another adequate basis to omit the Proposal.

The minimum vesting provisions of both ERISA and the Internal Revenue Code require that an employee's right to his normal retirement benefit be "nonforfeitable" on meeting certain age and service requirements, subject to several exceptions not here relevant. See 26 U.S.C. 411(a); 29 U.S.C. 1053(a) [ERISA 203(a)(nonforfeitability provisions)]. Any forfeiture provision in a pension plan, whether or not it is voluntary, is void unless it falls within one of the narrow exceptions set forth in the statute. It does not make any difference whether a forfeiture provision is included in the pension plan agreement itself or entered into outside the agreement. See *Bruchac v. Universal Cab Co.*, 580 F. Supp. 295 (N. D. Ohio 1984) (payment of severance pay in exchange for a waiver of rights is insufficient to defeat the non-forfeiture provisions of ERISA). Pension plans are thus required to provide that an employee's right to his normal retirement is nonforfeitable upon the attainment of normal retirement age in accordance with the terms of the statute, and the IBM Retirement Plan contains such required vesting provisions. Employees who have worked the required time to make their retirement benefits nonforfeitable are said to be "vested" in their accrued benefits. The accrued benefit, in the case of a defined benefit plan, is defined as the "benefit determined under the plan...expressed in the form of an annual benefit commencing at normal retirement age...." 26 U.S.C. 411(a)(7).

Nonforfeitability of vested pension benefits is a hallmark of ERISA. Pursuant to IRS Regulations, a reduction in an otherwise vested benefit constitutes a forfeiture of such benefit. Treas. Reg. 1.411(a)-4(a). Section 411(d)(6) of the Internal Revenue Code and ERISA 204(g), 29 U.S.C. 1054(g)(1) generally prohibit the elimination or reduction of such accrued benefits. Known as the "anti cutback rule," and subject to limited exceptions not relevant here, a retirement plan may not be amended so as to reduce a benefit that has already accrued. To the extent the benefits of affected IBM Officers under the Proposal are fully vested, they are not subject to forfeiture. It is therefore axiomatic that any unilateral reduction in pension benefits suggested by the Proposal would violate each of the above federal statutory provisions.

In analogous situations, courts have uniformly held that a unilateral adoption of an amendment to a plan which is used to defeat or diminish an employee's fully vested rights is not only ineffective, but also arbitrary and capricious. See *Pratt v. Petroleum Production Management Inc. Employee Savings Plan & Trust et al.*, 920 F.2d 651, 660-61 (10th Cir. 1990)(plan amendments allowing an interim valuation of employee's vested interest in employer contribution could not be retroactively applied under ERISA 204(g) to reduce the benefits of a former employee who was fully vested in the Plan); *Denzer v. Purofied Down Products Corp. Profit-Sharing & Retirement Plan*, 474 F. Supp. 773, 776 (S.D.N.Y. 1979)(plan amendment, adopted after participant's separation, could not be applied retroactively to deprive participant of a right which vested in him under the old plan). The *Denzer* court reasoned that the plan was an offer of a unilateral contract, and once the plaintiff performed the conditions of that offer, the pension benefits vested and a binding unilateral contract existed which could not be modified without the plaintiff's consent. See Morales v. Plaxall, Inc., 541 F. Supp. 1387, 1391 (E.D.N.Y. 1982)(to same effect). Similarly, a pension plan's failure to make benefit payments to an eligible participant is an impermissible forfeiture under ERISA. *Smith v. CMTA-IAM Pension Trust, et al*, 654 F.2d 650 (9th Cir. 1981). See also *Kann v. Keystone Resources, Inc.*, 575 F. Supp. 1084, 1089 (W.D. Pa. 1983) (Failure to pay vested benefits to a former employee on request and in accordance with the plan's provisions constituted an impermissible forfeiture under the terms of ERISA. The court noted that the ERISA requirements on nonforfeitability were designed, in part, to prevent plan administrators and trustees from arbitrarily withholding vested benefits.)

In the present case, all readings of the Proposal would have the Company unilaterally reduce pension benefits for the targeted IBM Officers to 1993 levels. Such an action would clearly be unlawful for all Officers who otherwise continued to accrue retirement benefits beyond 1993. The Proposal, if unilaterally implemented, would clearly violate the terms of two federal statutes, ERISA and the Internal Revenue Code, the laws governing the operation of the IBM Retirement Plan, as well as the applicable IRS and DOL regulations promulgated thereunder. The Company therefore believes that exclusion of the Proposal under Rule 14a-8(i)(2) is proper. The Company therefore requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. THE PROPOSAL IS ALSO EXCLUDABLE UNDER RULE 14a-8(i)(6) AS BEYOND THE POWER OR AUTHORITY OF THE COMPANY TO IMPLEMENT.

Because implementation of the Proposal would violate federal and state laws and cause the Company to unilaterally breach the terms of a variety of preexisting enforceable Award Agreements and other plans now in effect with our Officers and Directors under Rule 14a-8(i)(2), the Proposal is also beyond the legal power of the Company to implement under Rule 14a-8(i)(6). See *Sensar Corporation* (May 14, 2001)(proposal that options for officers and directors be rescinded and reauthorized was properly excluded under Rules 14a-8(i)(2) and (i)(6)); *Galaxy Foods Company* (October 12, 1999)(proposal not to extend CEO's promissory note could be excluded under Rules 14a-8(i)(2) and (i)(6) where implementation of proposal would breach terms and conditions of CEO's amended employment agreement); *BankAmerica Corporation* (February 24, 1999)(proposal to rescind stock awards and reduce pensions of identified members of management excluded under Rules 14a-8(i)(2) and (i)(6)); *Growth Stock Outlook Trust Inc.* (March 1, 1990)(proposal that Trust unilaterally revise an investment advisor fee agreement excludable under former Rule 14a-8(c)(6); *Lorimar Telepictures Corporation* July 7, 1987) (proposal seeking revocation of stock options and incentives previously issued to company officers and directors excluded under former Rule 14a-8(c)(6) as beyond the power of the registrant to lawfully effectuate). *See also Whitman Corporation* (February 15, 2000)(proposal requiring board to rescind an existing agreement with PepsiCo, Inc., and to demand damages from PepsiCo resulting from implementation of the agreement, properly excluded under Rules 14a-8(i)(2) and (i)(6) because it would cause the registrant to breach an existing contract); *Rockwell International Corporation* (November 6, 1985)(where compliance with the proposal would require registrant to breach numerous long-term contracts legally binding on the Company, staff permitted proposal to be excluded under former Rule 14a-8(c)(6)). As noted earlier, implementation of the Proposal would violate Federal law. Furthermore, since the terms of our existing Award Agreements with our Directors and Officers are all governed by the laws of the State of New York, and since the Company cannot implement the Proposal without violating the terms of such agreements and New York State law, the Company requests that no enforcement action be recommended to the Commission if it also excludes the Proposal in its entirety on the basis of Rule 14a-8(i)(6).

V. THE PROPOSAL CAN ALSO BE EXCLUDED UNDER RULE 14a-8(i)(7) AS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides another independent basis for exclusion of proposals which relate to a company's ordinary business operations. The policy underlying the ordinary business operations exclusion found under Rule 14a-8(i)(7) is to recognize that the business affairs of a corporation is to be managed under the direction of its board of directors, and that such management necessarily includes the board's setting of compensation of the corporation's senior executives. In this connection, the staff has specifically taken the position that proposals which focus on the decision to terminate, censure, punish or otherwise discipline a particular officer or executive --including, as here, the reduction of their compensation --are excludable under both Rule 14a-8(i)(7) as well as its predecessor, Rule 14a-8(c)(7). As a result, the staff has been faced with numerous requests over the years to exclude such proposals under the applicable provisions of Rule 14a-8. This is yet another one of these situations.

The instant Proposal is similar to a number of proposals wherein stockholders sought to censure company officers and directors. For example, in *Merrill Lynch & Co., Inc.* (February 8, 2002), a stockholder sought for Mr. Komansky, Merrill's then-current Chairman and CEO, to resign and forgo any golden parachute. The registrant in that case noted that the proposal should be excluded under Rule 14a-8(i)(7) because the proponent was trying to censure Mr. Komansky for the registrant's handling of a class action litigation. The registrant maintained that the stockholder should not be permitted to supplant the discretion of the registrant's board of directors in judging the CEO, or, for that matter, the registrant's management of a class action litigation, which were ordinary business matters about which Merrill shareholders should not be expected to, and did not have the knowledge of that corporation's business needed to make such decisions.

In concurring with the registrant's position, the staff stated that the registrant could exclude the proposal under Rule 14a-8(i)(7), as relating to Merrill Lynch's ordinary business operations (i.e., the termination, hiring, or promotion of employees). The same result should apply to the instant Proposal, where the instant Proponent targets specified IBM officers and directors, and seeks to reduce the "pay" of such IBM officers and directors for not paying out dividends in the amount the Proponent desires.

A variety of other staff decisions --arising in other situations where proponents are dissatisfied and have attempted to use the stockholder proposal process --have consistently concurred in the omission of proposals seeking to censure company officers under the ordinary business operations exclusion. In *UAL Corporation* (March 15, 1990), for example, a stockholder proposed that the board censure the President and CEO for his conduct in promoting the unconsummated leveraged buyout of the company, which censure would include a request that he resign from the office of President and CEO. The staff ruled that the proposal could be excluded, and the proponent sought reconsideration. In adhering to its position concurring that the proposal could be excluded, the staff in its reconsideration letter reiterated that Rule 14a-8(c)(7) provided a basis for the omission of the proposal because the decision to request censure of an executive officer as well as his resignation was a matter related to the conduct of the ordinary business operations of the Company. The same result should apply here, inasmuch as the instant Proponent's dissatisfaction with the amount of dividends he is receiving should not provide him with any basis to punish the Company's officers and directors by reducing their "pay" to 1993 levels.

More recent letters have reached the same result under Rule 14a-8(i)(7), and stockholder attempts to **reduce the salary** of other executives have been rejected with staff concurrence under Rule 14a-8(i)(7). The same result should apply here. For example, in *Deere & Company* (August 30, 1999), a proponent sought to censure the company's CEO ***and to reduce his annual salary by $50,000*** for certain specified "failures of duty." As in *UAL,* the registrant in *Deere* maintained that the discipline sought by the proponent for the CEO's alleged "failures of duty" also related to the CEO's effectiveness in managing the company's operations. Since determining the appropriateness of implementing disciplinary actions constituted an important element in the board's management of the company, the company maintained that the proposal should be excluded under Rule 14a-8(i)(7), as the proponent attempted to supplant the discretion of the board in such business matters with the proponent's own judgment without the benefit of an intimate knowledge of the company's business. The SEC staff concurred with the registrant's request to exclude the proposal under Rule 14a-8(i)(7), noting specifically "that the proposal appears to focus on the decision of whether to discipline a particular employee."

The same result should follow to exclude the instant Proposal. Just as there is no legitimate basis for the instant Proponent to be able to second-guess the Company's economic decision-making over how it should manage its cash and the respective amount the Company determines, in the exercise of its own business judgment, should be properly payable to IBM common stockholders in the form of a cash dividend, it is equally illegitimate for the instant Proponent to try and penalize IBM's management because they do not see eye-to-eye with him on the amount of dividends the Proponent would like to receive. As such, to have IBM shareholders vote on reducing the "pay" of targeted individuals to 1993 levels would clearly constitute an impermissible censure of our officers under Rule 14a-8(i)(7), *Merrill Lynch*, *UAL* and *Deere* for their decision-making. Just as in each of these earlier letters, the instant Proponent should not, under Rule 14a-8(i)(7) be able to target the Company's management and seek for the stockholders to vote on a reducing their pay to 1993 levels. Under the same reasoning employed by the staff in *Merrill Lynch*, *UAL* and *Deere*, the Company submits that this is an ordinary business matter for which IBM stockholders simply do not have the intimate knowledge of the Company's business needed to be able to make such a decision.

There are many other staff letters which also support the exclusion of the Proposal as ordinary business. In this connection, the relief now sought herein by IBM is similar to the relief granted by the staff in *Wachovia Corporation* (February 17, 2002), where another proponent instructed the registrant's board "to seek and hire a competent CEO within a six month period." The staff ruled that Wachovia could exclude such proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Similar rulings have been issued in other staff letters. See e.g., *Norfolk Southern Corporation* (February 1, 2001) (proposal to "remove the company's current top management" and "immediately commence a search for qualified [individuals]" to replace management" excluded under Rule 14a-8(i)(7)); *Spartan Motors, Inc.* (March 13, 2001) (proposal that directors immediately remove company's chief executive officer); *Wisconsin Energy Corporation* (January 30, 2001) (proposal that directors seek the resignation of the chief executive officer and president); *U.S. Bancorp* (February 27, 2000)(proposal to remove officers *and board of directors* excluded under rules 14a-8(i)(7) and 14a-8(i)(8), with the staff noting that "to the extent that the proposal calls for removal of officers who are not also members of U.S. Bancorp's board of directors, we further believe that rule 14a-8(i)(7) provides a sufficient predicate for omission of the proposal (i.e., as relating to the termination, hiring or promotion of employees)); *Exxon Corporation* (January 26, 1990)(removal of CEO excluded as ordinary business (i.e., the decision to terminate executive personnel)); *Philadelphia Electric Company* (January 29, 1988)(proposal to remove certain executive officers from the company's employ determined to be a matter relating to the conduct of the company's ordinary business operations (i.e., the decision to dismiss executive officers)); *Middle South Utilities, Incorporated* (January 25, 1988)(proposal relating to replacing chairman and president excluded as ordinary business (i.e., the decision to alter or terminate the duties of executive personnel)); *Continental Illinois Corp.* (February 24, 1983) (proposal calling for the termination of the chairman of the board and the president excluded as ordinary business (i.e., the employment of executive personnel)); and *Simplicity Pattern* (March 21,

1980) (the "[d]ecision to continue the employment of or discharge of certain employees of the company relates to the ordinary business operations of the company").

Finally, the entire Proposal is tainted, and subject to exclusion under Rule 14a-8(i)(7) based on the fact that an integral part of it addresses ordinary business matters. Based upon long-standing staff precedent, when *any portion* of a proposal implicates ordinary business matters, the *entire* proposal must be omitted under Rule 14a-8 (i)(7). The staff has regularly and expressly permitted the exclusion of a variety of proposals implicating both corporate governance as well as social or other substantial policy issues, where only a *portion* of the relief sought addressed ordinary business matters. Here, since an integral portion of the Proposal is directed at censuring IBM's Officers, by attempting to punish such Officers by cutting their "pay" to 1993 levels --an ordinary business matter --the ***entire*** Proposal should be omitted. See, e.g. *International Business Machines Corporation* (January 9, 2001, reconsideration denied February 14, 2001); *Z-Seven Fund, Inc.* (November 3, 1999) (proposal containing corporate governance recommendations as well as ordinary business recommendations was permitted to be excluded in its entirety, *with the staff reiterating its position that it is not their practice to permit revisions to shareholder proposals under the ordinary business exception*); See also *M&F Worldwide Corp.* (March 29, 2000); *Associated Estates Realty Corporation* (March 23, 2000); *E*Trade Group, Inc.* (October 31, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999); *The Warnaco Group, Inc.* (March 21, 1999)(to same effect); *Kmart Corporation* (March 12, 1999)(to same effect). For all of these reasons, the Company hereby reasserts that the entire Proposal is tainted and not subject to revision. Since an integral part of the Proposal relates to the conduct of the Company's ordinary business operations, it should be excluded *in its entirety* from the Company's proxy materials pursuant to Rule 14a-8(i)(7). We therefore respectfully request that no enforcement action be recommended to the Commission if the Proposal is so excluded under Rule 14a-8(i)(7).

VI. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to reducing the "pay" of our officers and directors to the level prevailing in 1993 directly into the hands of IBM stockholders. Inasmuch as the instant Proponent seeks for IBM stockholders to approve and implement the reduction of "pay" set forth in the Proposal, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may also be omitted from the Company's proxy materials in its entirety pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

/s/

Stuart S. Moskowitz

Senior Counsel

Attachments

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

[INQUIRY LETTER]

August 31, 2004

Mr. Samuel J. Palmisano
President and Chief Executive Officer
International Business Machines Corp.
New Orchard Road
Armonk, New York 10504

Dear Mr. Palmisano:

On several occasions, I have written to you and complained that the dividend paid to shareholders is still way below what we received twelve years ago.

During the same period of time directors and officers have received increased renumeration.

At the current rate of annual increases of the dividend, it will take five more years or longer just to get back to where we were in 1993.

I am, therefore, proposing that the officers and directors responsible for this reduced payout be treated just like the shareholders and have their pay reduced to the level prevailing in 1993 when this change occurred. I am requesting that this be a shareholder resolution to be included in the Proxy for the next shareholders' meeting.

I am speaking on behalf of the "Strauss Household" owners of approximately 70,000 shares of IBM.

Very truly yours,

/s/

Fred S. Strauss

FSS:lt

CC: Securities and Exchange Commission

[INQUIRY LETTER]

January 10, 2005

Stuart S. Moskowitz
Senior Counsel
IBM CORP.
New Orchard Road
Armonk, New York 10504

Dear Mr. Moskowitz:

I am in receipt of your letter of November 26th.

I hereby amend my proposal to read as follows:

"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."

Sincerely yours,

/s/

Fred S. Strauss

FSS:lt

CC: Securities & Exchange Commission

[INQUIRY LETTER]

VIA FAX AND EXPRESS MAIL

January 20, 2005

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: Untimely filing of an "Amended" Stockholder Proposal by Mr. Fred S. Strauss

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am faxing this letter and simultaneously express-mailing six (6) copies of this letter, together with a letter we received from Mr. Fred S. Strauss (the "Proponent") dated January 10, 2005, containing what purports to be an amended stockholder proposal (See Exhibit A). A different proposal (hereinafter the "Original Proposal") was submitted by the Proponent to IBM on August 31, 2004, which Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004.

IBM believes that both the Original and the so-called Amended proposal (hereinafter the "Purported Amendment") may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting"). To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PURPORTED AMENDMENT MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2004 annual meeting was dated and released on March 8, 2004. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2004 annual meeting informed stockholders that proposals for the 2005 annual meeting had to be received by November 8, 2004 to be considered for inclusion in the Company's 2005 proxy statement.

It is also well established that a Proponent cannot substantively amend an otherwise timely proposal, unless the amendment is submitted before the deadline for submission of stockholder proposals. Where such an amendment is submitted on an untimely basis, the amendment turns the proposal into a new proposal. See *Sears, Roebuck and Co.* (February 7, 2000)(proposal to hire an investment banking firm to arrange "for the sale of all *or parts* of the company" determined by staff to be substantively different, and hence a different proposal, from the purported amended proposal, which sought to have the company hire an investment banking firm to arrange for the "sale of all of the company."); *Pacific Enterprises* (February 25, 1993)(insertion by the proponent of a wholly new paragraph amounted to a new and untimely proposal which could properly be excluded by the registrant). The same result should apply in the instant case with the Purported Amendment. It should be excluded as untimely, utilizing the same reasoning applied in both *Sears Roebuck and Co.* and *Pacific Enterprises.*

In this connection, the Purported Amendment is dated January 10, 2005, and was received by IBM well after the Company's November 8, 2004 deadline following the Proponent's review of the undersigned's November 26, 2004 no-action letter request to the staff. The Purported Amendment is untimely, and may be excluded from the Company's proxy materials for its 2005 annual meeting.

Moreover, we believe it is appropriate to characterize the January 10 submission as a new proposal. The Purported Amendment is substantively different from the Original Proposal filed with IBM on August 31, 2004. The Original Proposal dealt with ***reducing*** **the pay of a host of unspecified officers and directors** who were (and in the Proponent's mind continue to be) "*responsible*" for the cut in the Company's dividend. The Original Proposal stated:

"that the officers and directors responsible for this reduced dividend payout be treated just like the shareholders ***and have their pay reduced*** *to the level prevailing in 1993 when this change occurred."* [1]

On the other hand, the Purported Amendment is much different. It no longer seeks to ***reduce the pay*** of certain unknown officers and directors "responsible" for the reduced dividend payout to 1993 levels. Instead, the Purported Amendment targets "the CEO and other Chief Executives of IBM," and imposes a moratorium going forward on salary increases, bonuses and stock options until the dividend is restored to 1993 levels. In the Proponent's words:

"There shall be no salary increases or bonuses or stock options granted to the CEO and other Chief Executives of IBM until such time that the rate of dividend as prevailing in the year 1993 shall be reinstated."

The Purported Amendment alters the substance of the original Proposal in a number of ways. First, it applies only to the Company's "CEO and other Chief Executives of IBM," rather than the unspecified group of past, present and future IBM officers and directors who might otherwise be viewed as "responsible" for the reduced dividend payout from 1993 forward. Second, the Purported Amendment no longer seeks to ***reduce*** the pay of the multitude of officers and directors (past, present and future) allegedly "responsible" for the dividend cut back to 1993 levels. Instead, the Purported Amendment seeks for there to be ***no increases***, going forward, for "the CEO and other Chief Executives of IBM" until the dividend rate is reinstated to 1993 levels.

It is axiomatic that pay freezes to individuals holding specified positions *going forward* are substantively much different than pay reductions to 1993 levels for a host of unknown past, present and future officers and directors allegedly "responsible" for the dividend cut. As such, the Purported Amendment should be rejected as substantively different from the Original Proposal, and excluded as untimely filed under Rule 14a-8(e).

II. THE PROPONENT'S CURRENT ATTEMPT TO FURNISH A NEW PROPOSAL IN SUBSTITUTION FOR HIS ORIGINAL PROPOSAL WITHOUT CHALLENGING ANY OF THE POINTS IN THE COMPANY'S NOVEMBER 26, 2004 LETTER FURTHER BUTTRESSES OUR CLAIM THAT THE ORIGINAL PROPOSAL IS HOPELESSLY DEFECTIVE FOR THE REASONS OUTLINED IN THE COMPANY'S NOVEMBER 26, 2004 LETTER. THE COMPANY THEREFORE RENEWS ITS REQUEST FOR OMISSION OF THE ORIGINAL PROPOSAL FOR THE REASONS SET FORTH IN OUR NOVEMBER 26 LETTER.

We also wish to take this opportunity renew our request to exclude the Original Proposal for the reasons set forth in our November 26, 2004 letter requesting no-action relief. That letter outlined, in detail, the multiple defects in the Proponent's original submission, including, without limitation, our view that the Original Proposal was hopelessly vague and indefinite as well as materially false and misleading. IBM also continues to stand by each of our other arguments that the Original Proposal violates Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(7).

Indeed, in addition to the fact that the Proponent has now returned with a substantively different Proposal -- over six (6) weeks after receiving our November 26 submission --we believe the Proponent's utter failure to rebut or otherwise comment upon any of the Company's arguments set forth in our November 26, 2004 letter further supports our assertions with respect to the defectiveness of the Original Proposal. As such, we again urge the staff to omit the Original Proposal for the reasons outlined in our November 26 letter.

III. REQUEST FOR STAFF WAIVER OF 80 DAY RULE.

The Company intends to file its 2005 proxy materials on or about March 7, 2005, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent just submitted the Purported Amendment, the Company submits that good cause exists for our filing of this letter less than 80 days prior to the filing of our proxy materials. We therefore respectfully request your advice that the staff will not recommend any enforcement action to the Commission if the instant submission is also omitted from IBM's proxy materials being prepared for the 2005 Annual Meeting pursuant to Rule 14a-8(e).

By copy of this letter, we are also advising the Proponent. If there are any questions relating to this request, please contact the undersigned at 914-499-6148, or by facsimile at 845-491-3203. Based on the timing of this request, we would appreciate receiving the staff responses to this letter, as well as the November 26, 2004 request for no-action relief via facsimile. The undersigned agrees to promptly forward to the Proponent any staff response which is sent to IBM via facsimile. Thank you for your interest and attention in this matter.

Very truly yours,

/s/

Stuart S. Moskowitz

Senior Counsel

cc: Mr. Fred S. Strauss
630 Fifth Avenue
Suite 2263
New York, NY 10111

[STAFF REPLY LETTER]

February 2, 2005

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: International Business Machines Corporation

Incoming letter dated November 26, 2004

The original proposal provides that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" when the change occurred. The revised proposal relates to compensation.

There appears to be some basis for your view that IBM may exclude the original proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the original proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the original proposal upon which IBM relies.

There appears to be some basis for your view that IBM may exclude the revised proposal under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

/s/

Sukjoon Richard Lee

Attorney-Advisor

[1] As noted above, the Original Proposal is the subject of a separate no-action letter request from the undersigned dated November 26, 2004, which no-action letter request remains pending as of this date. The Company reaffirms its position on each argument made in that letter, none of which have been challenged ***in any way*** by the Proponent.

NON: SDV01 WSB#0207200519 http://business.cch.com/network&JA=LK&fNoSplash=Y&&LKQ=GUID%3A2975d91f-a6d5-3183-b085-f6fc0c515062&KT=L&fNoLFN=TRUE& SDV01 #694 [SDV01 SEC-ALNK]

THE MARCO CONSULTING GROUP



December 22, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Overnight Delivery

RE: Omission of Shareholder Proposal Submitted by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund ("Proponent") in response to a letter dated December 16, 2005 on behalf of The Ryland Group, Inc. ("Company") seeking a no action letter ("Request") pursuant to Rule 14a-8(j) promulgated by the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 ('Act") regarding the Company's intention to omit from its 2006 proxy materials Proponent's shareholder proposal urging the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus ("Proposal"). Six copies of this response are being submitted and one copy is being sent to the Company.

The crux of the Company's Request argues (page 3) that "**the procedures for implementing the Proposal** is (sic) so vague that Ryland would be unable to determine exactly what actions or measures the Proposal requires." (Emphasis supplied.) In essence, the Company is claiming there is something improper in the discretion the Proposal properly and purposely grants it for implementing the clear, concise action sought in the Proposal.

The Proponent respectfully submits that its precatory proposal is neither vague nor misleading, but instead reflects in clear, concise, well-defined terms the key concepts found in scores of shareholder proposals submitted on this topic in recent years—if a severance package for senior executives exceeds 2.99 times base salary plus bonus, it should be submitted to shareholders for approval.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

The Proponent has neither the duty nor the intention to micromanage the Company's negotiation of future severance agreements or the reconciliation them with existing severance agreements by imposing specific, detailed provisions (e.g., use of current year's salary and bonus **or** last year's base salary and bonus before severance is paid **or** a moving average of the prior three fiscal years' base salary and bonus **or** average of salary and bonus for his or her entire tenure). The Proponent is confident in the judgment of the Company's executives and advisors to pick a measurement most appropriate for the Company and the workings of the applicable provisions of the Tax Reform Act of 1984 and the pertinent regulations of Section 280G of the Internal Revenue Code.

The Proponent is also confident that if the Company decides to comply with the terms of this precatory Proposal, the Company would in good faith submit any future severance agreement to shareholders for approval if the terms of the future severance agreements fall within the scope of the Proposal.

Based on the foregoing, the Proponent respectfully urges that the relief sought in the Company's Request not be granted.

If you have any questions or need any additional information, please contact the undersigned at 312-612-8452 or kinczewski@marcoconsulting.com

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
cc: R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
Overnight Delivery

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

The proposal urges the board of directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Tamara M. Brightwell
Attorney-Adviser